Exhibit 99.1

METPROTECH PACIFIC PTY LTD

ACN 054 129 029

(Purchaser)

and

THE PERSONS SET OUT IN Schedule 1 AS VENDORS

(Vendors)

and

SIMON WALSH

(Walsh)

and

THE SIMULUS GROUP PTY LTD

ACN 127 894 142

(Company)

and

LIFEZONE LIMITED

(Purchaser Guarantor)

SHARE SALE AGREEMENT

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION		6

	1.1	Definitions	6
	1.2	Interpretation	16
	1.3	Materiality	17

2.	CONDITIONS PRECEDENT		18

	2.1	Conditions	18
	2.2	Waiver of the Conditions	19
	2.3	Termination before Completion	19
	2.4	Best efforts	19
	2.5	Cut Off Date	20
	2.6	Notice	20
	2.7	Effect of termination before Completion	20
	2.8	Effect of waiving a breach of Condition and proceeding to Completion	21

3.	TRANSACTION		21

	3.1	Agreement to buy and sell Vendor Shares	21
	3.2	Associated Rights	21
	3.3	Waiver of pre-emption	21
	3.4	Title and Risk	21
	3.5	Nomination of alternative Purchaser	21

4.	consideration		22

	4.1	Consideration	22
	4.2	Restrictions on dealing with Consideration Shares	22
	4.3	Repayment of Deposit	22
	4.4	Payments in Immediately Available Funds	22

5.	conduct before Completion		23

	5.1	Conduct of Company Group’s business	23
	5.2	Permitted acts	24
	5.3	Consumables	24
	5.4	Material Adverse Change	25
	5.5	Access	25
	5.6	Permitted Encumbrances	25
	5.7	Registration Rights	25
	5.8	Insurances	26

6.	Agreed DISTRIBUTIONS		26

	6.1	Payment of Agreed Distributions	26
	6.2	Determination of Estimated Available Cash	27
	6.3	Determination of Actual Available Cash	28
	6.4	Payment to adjust for any overpayment or underpayment of Retained Cash Assets	30
	6.5	Acknowledgements of Non-Management Shareholders	30

7.	COMPLETION		31

	7.1	Time and manner of Completion	31
	7.2	The Vendors’ obligations at Completion	31
	7.3	The Purchaser’s obligations at Completion	32
	7.4	Conditions of Completion	33
	7.5	Completion simultaneous	33
	7.6	Purchase of all Vendor Shares	33
	7.7	The Purchaser’s obligations after Completion	34
	7.8	Vendor Conduct after Completion	34

8.	receivables		34

	8.1	Collection	34
	8.2	Appropriation of collections	35
	8.3	Apportionable payments	35
	8.4	Collection Period	35
	8.5	Accounting	35

9.	REPRESENTATIONS AND WARRANTIES BY THE VENDORS		36

	9.1	Representations and Warranties	36
	9.2	Walsh Warranties	36
	9.3	Independent Warranties	36
	9.4	Reliance	36
	9.5	Indemnities by Vendors	36
	9.6	Notification of Warranty Breaches	37

10.	qualifications and limitations on claims		37

	10.1	Disclosure	37
	10.2	Meaning of Business Warranty Vendors’ Knowledge	37
	10.3	Opinions, estimate and forecasts	38
	10.4	No reliance	38
	10.5	Limitation Periods	39
	10.6	Maximum and minimum amounts	39
	10.7	Warranty limitations not to apply in certain circumstances	40
	10.8	Reimbursement of payments subsequently received	40
	10.9	Mitigation of Loss	41
	10.10	General limitations	41
	10.11	Purchaser benefits	42
	10.12	Sole remedy	42
	10.13	Statutory actions	43
	10.14	Reduction of Consideration	43
	10.15	Independent limitations	43
	10.16	Tax effect of Claims	43
	10.17	No liability for Management Vendors Representatives	43

11.	procedures for dealing with claims		44

	11.1	Notice of Claims	44
	11.2	Third Party Claims	44

12.	Tax		46

	12.1	Tax indemnity	46
	12.2	Limitations	47
	12.3	Time for payment	47
	12.4	Refunds	47
	12.5	Gross up by Vendors	47
	12.6	Rollover relief	47

13.	tax assessments		48

	13.1	Notice	48
	13.2	Obligations after notice given	48
	13.3	Vendors’ response to notice	48
	13.4	Effect of Vendors’ notice	49
	13.5	Purchaser’s right to settle	49

14.	release of third party guarantees		49

	14.1	Parties to procure	49
	14.2	Obligations	49

15.	Escrow Account		50

16.	warranties by the purchaser and purchaser guarantor		51

	16.1	Purchaser Warranties	51
	16.2	Purchaser Guarantor Warranties	51
	16.3	Independent Warranties	51
	16.4	Reliance	51

17.	PURCHASER GUARANTEE		52

	17.1	Consideration	52
	17.2	Guarantee and indemnity	52
	17.3	Non-payment or non-performance	52
	17.4	Immediate recourse	52
	17.5	Continuing Obligations	52
	17.6	Extent of guarantee and indemnity	53
	17.7	Principal and independent obligation	53
	17.8	Prove in liquidation	53
	17.9	Enforcement against the Purchaser Guarantor	53

18.	Walsh GUARANTEE		54

	18.1	Consideration	54
	18.2	Guarantee and indemnity	54
	18.3	Non-payment or non-performance	54
	18.4	Immediate recourse	54
	18.5	Continuing Obligations	54
	18.6	Extent of guarantee and indemnity	55
	18.7	Principal and independent obligation	55
	18.8	Prove in liquidation	55
	18.9	Enforcement against Walsh	55

19.	CONFIDENTIALITY		56

	19.1	Terms to remain confidential	56
	19.2	Disclosure of Information	56
	19.3	Inside information	56
	19.4	Obligations continuing	57

20.	Party as trustee		57

	20.1	Capacity	57
	20.2	Trustee’s warranties	57
	20.3	Change of Trustee	57
	20.4	Several liability	58

21.	NOTICES		58

	21.1	Notices in writing	58
	21.2	Initial address of Parties	58
	21.3	Change of Address	58
	21.4	Receipt of notice	58

22.	VENDORS’ REPRESENTATIVE		59

	22.1	Authority	59
	22.2	Replacement	60

23.	GST Liability		60

24.	ASSIGNMENT		60

25.	FURTHER ASSURANCE		61

26.	GOVERNING LAW		61

27.	VARIATION		61

28.	COSTS		61

	28.1	Duty	61
	28.2	Legal Costs	61

29.	MISCELLANEOUS		61

	29.1	Enforcement of Provisions	61
	29.2	Approvals and consents	61
	29.3	No merger	61
	29.4	Specific performance	62
	29.5	Sole Understanding	62
	29.6	Counterparts	62
	29.7	Time	62
	29.8	Dispute resolution	62

THIS AGREEMENT is made on the day of 3 July 2023

BETWEEN

METPROTECH PACIFIC PTY LTD (ACN 054 129 029) of c/- ‘MKT Taxation Advisors’, ‘London House’ Level 8, 216 St Georges Terrace, Perth, Western Australia 6000 (Purchaser); AND

THE PERSONS SET OUT IN Schedule 1 AS VENDORS (Vendors); AND

SIMON WALSH of [***] (Walsh and also a Management Vendors Representative); AND

THE SIMULUS GROUP PTY LTD (ACN 127 894 142) of 82 John Street, Welshpool, Western Australia 6106 (Company); AND

LIFEZONE LIMITED, a company limited by shares incorporated under the laws of the Isle of Man with registered company number 019369V, having its registered office at Commerce House, 1 Bowring Road, Ramsey IM8 2LQ, Isle of Man (Purchaser Guarantor).

RECITALS

A.	The Vendors are the legal and (except where the Vendor expressly enters into this Agreement as trustee of a trust) beneficial owners and of 100% of the issued shares in the capital of the Company.

B.	The Company in turn holds 100% of the issued shares in the capital of the Subsidiary.

C.	The Vendors have agreed to sell and the Purchaser has agreed to purchase the Vendor Shares pursuant to the terms of this Agreement.

D.	The Purchaser Guarantor is a Related Body Corporate of the Purchaser and considers that it will obtain a benefit from the Transaction, and has accordingly agreed to guarantee the performance of the Purchaser’s obligations under this Agreement.

E.	Walsh is a beneficiary of the Walsh Family Trust (one of the Vendors) and considers that he will obtain a benefit from the Transaction, and has accordingly agreed to guarantee the performance of that Vendor’s obligations under this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

Accounting Standards means:

(a)	the accounting standards made by the Australian Accounting Standards Board in accordance with the Corporations Act, and the requirements of that Act relating to the preparation and content of accounts; and

(b)	generally accepted accounting principles that are consistently applied in Australia, except those inconsistent with the standards or requirements referred to in paragraph (a).

Accounts means in respect of the Company Group (consolidated to include any subsidiaries as applicable), the unaudited balance sheet of the Company as at the Accounts Date, the unaudited profit and loss statement of the Company as at the Accounts Date, and the unaudited general ledger and trail balance of for the year ending on the Accounts Date, true copies of which are set out in the Disclosure Materials.

Accounts Date means 31 March 2023.

Actual Available Cash means all the cash and cash equivalents (including for the avoidance of doubt all Receivables) of the Company Group as at 30 June 2023 which do not form part of this Transaction and remain at all times the property of the Vendors other than the Retained Cash Assets which are to be acquired by the Purchaser as part of the Transaction.

Agreed Distributions has the meaning given in clause 6.1(a).

Agreement means the agreement constituted by this document and includes the recitals, Schedules and any appendices.

Bank Guarantee means the bank guarantee from Westpac Banking Corporation ABN 33 007 457 141 procured by the Company as required under the Lease Agreement.

Business means the business or businesses carried out by the Company Group as at the Completion Date.

Business Day means a day that is not a Saturday, Sunday or public holiday in Perth, Western Australia.

Business Warranties mean the Vendor Warranties given by the Business Warranty Vendors set out in Part B of Schedule 2.

Business Warranty Vendors means each of the Management Vendors and Timothy Paul Arundel Newton.

Cash Consideration means an amount of US$7,500,000.

Claim means in relation to any person, a claim, demand, action, proceeding, judgment, damage, loss, cost, expense or liability incurred by or to or made or recovered by or against the person, however arising and whether present, unascertained, immediate, future or contingent.

Company Group means the Company and the Subsidiary.

Company Group Members means the Company and the Subsidiary and Company Group Member means any one of them.

Completion means the acquisition of the Vendor Shares in accordance with clause 7.

Completion Date means the date on which Completion occurs, being the later of:

(a)	18 July 2023; and

(b)	the date two Business Days after the date on which all of the Conditions in clauses 2.1(a) and (b) are satisfied or waived (or a combination of both),

or such other date as the Parties may agree in writing.

Conditions means the conditions set out in clause 2.1.

Confidential Information means any trade secrets, lists of information pertaining to clients of the Company Group and or suppliers, specifications, drawings, inventions, ideas, records, reports, software, patents, designs, copyright material, secret processes or other information, whether in writing or otherwise, relating to the Company Group.

Consequential Loss means special loss or damage, or indirect loss or damage, including, without limitation, loss of profits that do not directly flow from the breach, loss of business reputation, loss of future reputation or adverse publicity, damage to credit rating, loss of goodwill, loss of opportunity, or remote loss, and includes any loss which would not fairly and reasonably be considered to arise naturally, that is according to the usual course of things, from the breach, event or act or omission giving rise to the relevant liability.

Consideration means the consideration set out in clause 4.1.

Consideration Proportion means, with respect to each Vendor, the applicable proportion set out in the table in Schedule 1 in respect to the proportion of Cash Consideration and Consideration Shares respectively (with the value of the Consideration Shares being the value prescribed to them in this Agreement rather than the value at any other point in time).

Consideration Shares means the number (rounded down to the nearest whole number) of Holdings Ordinary Shares equal to (i) US$5,000,000 divided by (ii) $10.00 per Holdings Ordinary Share.

Consumables means all consumables used in the Business, including reagents, testing chemicals, spare parts and maintenance items.

Corporations Act means the Corporations Act 2001 (Cth).

Cut Off Date means 5.00pm (Perth time) on 31 July 2023 or such later date as may apply under clause 2.5 or such later date as the Parties may agree in writing.

Deposit means the sum of US$1,000,000 which was paid by the Purchaser to the Vendors in their respective Consideration Proportions on 27 March 2023 and which is being held on trust by the Vendors in accordance with this Agreement.

Demand means a written notice of, or demand for, an amount payable.

Deregistered Company means the de-registered subsidiaries of the Company, Newamu IP Holdings Pty Ltd (ACN 143 363 035) and Forerunner Energy Products Pty Ltd (ACN 630 854 992).

Disclosure Materials means:

(a)	information or materials made available in the “Simulus Room” data room hosted by “Ansarada” as at the date that is 1 Business Day prior to the date of this Agreement (an index of which is contained in Schedule 7);

(b)	all written responses provided by or on behalf of the Vendors to the Q&A questions asked by or on behalf of the Purchaser through the Q&A process in the “Simulus Room” data room hosted by Ansarada; and

(c)	information or materials provided by or on behalf of the Vendors in writing to the Purchaser by email addressed to or copied to either Keith Liddell, Anthony von Christierson or Abby Macnish on or after 22 March 2023 (being the date of the Terms Sheet).

Dispute Notice has the meaning given to that term in clause 29.8.

Due Amount means the amount (if any) due for payment by the Vendors to the Purchaser in respect of a Notified Claim that has been Resolved or the amount of any adjustment to the Cash Consideration due for payment by the Vendors to the Purchaser under clause 6.4(b) (if any).

Duty means any stamp, transaction or registration duty or similar charge imposed by any Governmental Authority and includes any interest, fine, penalty, charge or other amount imposed in respect of any of them, but excludes any Tax.

Employee means a full time, part time or casual employee of a Company Group Member as set out in Schedule 5.

Employee Entitlements means all amounts accrued but unpaid for annual leave (including loadings), all amounts accrued in accordance with National Employment Standards but unpaid for long service leave and all other accrued but unpaid amounts and benefits to which each Officer and Employee is entitled by law or under an award, workplace agreement or other agreement or arrangement, in respect of salaries, wages, allowances, commission, bonuses, and any other rights and benefits accrued or arising in respect of each Officer and Employee for the period of their service to a Company Group Member.

Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security or agreement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by operation of law or by contract.

Escrow Account means a separate interest-bearing US dollar account in the name of the Company to be opened by the Company on or before Completion which will be operated by the Company in accordance with the requirements of this Agreement with the monies held on trust for the benefit of the appropriate beneficiary as specified in this Agreement and with the Vendors’ Representative and Abby Macnish as dual signatories.

Estimated Available Cash means the amount which is equal to the Management Vendors Representatives’ reasonable estimate of the Actual Available Cash prepared in accordance with this Agreement.

Fairly Disclosed, in relation to a fact, matter or circumstance, means that sufficient information has been disclosed so as to enable a sophisticated purchaser of the Vendor Shares, experienced in transactions of the nature of the Transaction and familiar with the Business, to identify the nature and assess the potential significance of the information.

Final Condition Date means the date on which the last Condition to be satisfied or waived is so satisfied or waived.

Governmental Authority means a government or government department, a governmental or semi-governmental or judicial person (whether autonomous or not) charged with the administration of any applicable law.

GST has the meaning given to it in the GST Act.

GST Act means A New Tax System (Goods and Services Tax) Act 1999 (Cth) and any regulations thereto or such other act or regulations of equivalent effect.

Head Company has the same meaning as that term is defined in section 995-1 of the ITAA 97.

Holdings means Lifezone Metals Limited, a company incorporated under the laws of the Isle of Man with registered number 020550V having its registered office at Commerce House, 1 Bowring Road, Ramsey IM8 2LQ, Isle of Man.

Holdings Ordinary Share means an ordinary share, par value $0.0001, of Holdings.

Immediately Available Funds means cash, bank cheque or telegraphic or other electronic means of transfer of cleared funds into a bank account nominated in advance by the payee. For the avoidance of doubt, if a party nominates a bank account denominated in different currency than applies to the payment obligation under this Agreement, the payee bears all risk on foreign exchange rates and fees applied to the transfer by the payee’s bank or other financial institution.

Indemnity Claim means a claim for breach of any of the indemnities given by the Vendors under this Agreement.

Insolvency Event means:

(a)	a receiver, manager, receiver and manager, trustee, administrator, controller or similar officer is appointed in respect of a person or any asset of a person;

(b)	a liquidator or provisional liquidator is appointed in respect of the corporation;

(c)	any application (not being an application withdrawn or dismissed within 14 days) is made to a court for an order, or an order is made, or a meeting is convened, or a resolution is passed, for the purposes of:

(i)	appointing a person referred to in paragraphs (a) or (b);

(ii)	winding up a corporation;

(iii)	proposing or implementing a scheme of arrangement; or

(iv)	any event or conduct occurs which would enable a court to grant a petition, or an order is made, for the bankruptcy of an individual or his estate under any Insolvency Provision;

(d)	a moratorium of any debts of a person, or an official assignment, or a composition, or an arrangement (formal or informal) with a person’s creditors, or any similar proceeding or arrangement by which the assets of a person are subjected conditionally or unconditionally to the control of that person’s creditors or a trustee, is ordered, declared, or agreed to, or is applied for and the application is not withdrawn or dismissed within 14 days;

(e)	a person becomes, or admits in writing that it is, is declared to be, or is deemed under any applicable law to be, insolvent or unable to pay its debts; or

(f)	any writ of execution, garnishee order, mareva injunction or similar order, attachment, distress or other process is made, levied or issued against or in relation to any asset of a person.

Insolvency Provision means any law relating to insolvency, sequestration, liquidation or bankruptcy (including any law relating to the avoidance of conveyances in fraud of creditors or of preferences, and any law under which a liquidator or trustee in bankruptcy may satisfy or avoid transactions), and any provision of any agreement, arrangement or scheme, formal or informal, relating to the administration of any of the assets of any person.

ITAA 1936 means the Income Tax Assessment Act 1936 (Cth).

ITAA 1997 means the Income Tax Assessment Act 1997 (Cth).

Landlord means Seattle Investments Pty Ltd (ACN 008 780 685).

Lease means the lease of the Premises.

Lease Agreement means the lease agreement entered into by the Subsidiary and the Landlord dated 5 May 2015 (as extended and varied by variation letters dated 17 Feb 2020 and 3 Feb 2022) relating to the Lease.

Lender means Westpac Banking Corporation (ABN 33 007 457 141) (AFSL 233714).

Liabilities means all liabilities of the Company Group including accounts payable, creditors, Tax liabilities and provisions, borrowings, other financing liabilities and any other liabilities as would in the ordinary course of business be included in the accounts for any Company Group Member or pursuant to Accounting Standards, which for the avoidance of doubt includes the Employee Entitlements.

Lifezone Receivables means any debts and other accounts payable owed to the Company by the Purchaser or the Purchaser Guarantor or any related body corporate of those entities in the ordinary course of business or otherwise as at the Completion Date.

Loss means losses, liabilities, damages, costs, charges and expenses and includes Taxes, Duties and Tax Costs but excludes Consequential Loss.

Management Vendors means Brett Muller, Brett Lawson and the Walsh Family Trust each in their capacity as a shareholder of the Company and each is a Management Vendor.

Management Vendors Representatives means Brett Muller, Brett Lawson and Simon Walsh.

Material Adverse Change means an event, occurrence, change, matter, circumstance, thing or condition that occurs or comes to the attention of the Purchaser after the date of this Agreement but before Completion in respect of the Company Group which individually or when aggregated with all such events, occurrences, changes, matters, circumstances, things or conditions has resulted in, or could reasonably be likely to result in:

(a)	the Company Group incurring a Liability of A$150,000 or more; or

(b)	the Company Group incurring expenditure of A$150,000 or more,

but excludes any event, occurrence, change, matter, circumstance, thing or condition which:

(c)	is Fairly Disclosed in the Disclosure Materials;

(d)	arises as a result of, or in connection with, the Vendors or a Company Group Member doing anything that is contemplated in this Agreement or is Fairly Disclosed in the Disclosure Materials; or

(e)	is approved by the Purchaser, such approval not to be unreasonably withheld or delayed.

Material Adverse Effect means:

(a)	when used in a Vendor Warranty in relation to a Company Group Member or the Business, an ongoing material adverse effect on the financial position or performance, prospects, or operations of the Company Group Member or the Business when compared to what the financial position or performance, prospects, or operations of the Company Group Member or the Business would be if the Vendor Warranty were true which is material according to the principles set out in clause 1.3; and

(b)	when used in all other cases in relation to a Company Group Member or the Business an ongoing material adverse effect on the financial position or performance, prospects, or operations of the Company Group Member or the Business which is material according to the principles set out in clause 1.3.

Nominee has the meaning as per clause 3.5.

Non-Management Shareholders means Amy Cumming and Timothy Newton.

Notified Claim means a Relevant Claim that is notified by the Purchaser to the Vendors in accordance with this Agreement on or before the Release Date.

Officer means each director, secretary or executive officer of a Company Group Member.

Party means a party to this Agreement and Parties means the parties to this Agreement.

Permitted Encumbrances means the Encumbrances included at Schedule 4 that will remain at Completion.

PPSA means the Personal Property Services Act 2009 (Cth).

PPS Register means the register of personal property and securities established and maintained by the Registrar under the PPSA.

Premises means the land and buildings located at 82 John Street Welshpool WA 6106 leased by the Subsidiary pursuant to the Lease Agreement.

Prepayments means an amount equal to periodical outgoings and expenses in relation to the Company Group paid by the Company Group prior to Completion for the period extending beyond Completion (including prepayments for software and insurances) which will be treated as a cash equivalent amount for the purposes of the calculation of the Retained Cash Amount.

Purchaser Group means the Purchaser and any of its Related Bodies Corporates, which post Completion will include the Company Group Members and Purchaser Group Member means any member of the Purchaser Group.

Purchaser Guaranteed Obligations has the meaning given in clause 17.2(a).

Purchaser Guarantor Warranties means the statements set out in Part B of Schedule 3 and Purchaser Guarantor Warranty means any one of them.

Purchaser Warranties means the representations and warranties of the Purchaser set out in Part A of Schedule 3 and Purchaser Warranty means any one of them.

Receivable means any debts and other accounts payable owed to the Company in the ordinary course of business or otherwise as at the Completion Date but excludes the Lifezone Receivables.

Related Body Corporate has the meaning given in section 9 of the Corporations Act.

Related Entity has the meaning given in section 9 of the Corporations Act.

Release Date means the first anniversary of Completion.

Relevant Claim means a Claim or an Indemnity Claim made by the Purchaser against the Vendors under this Agreement (including a Claim for payment under clause 6.4(b)).

Resolved has the meaning given in clause 15(l).

Retained Cash Assets means the amount of cash and cash equivalents that forms part of the assets acquired by the Purchaser as part of the Transaction evidenced by this Agreement which is equal to:

(a)	outstanding Lifezone Receivables as at 1 July for period up to and including 30 June 2023; plus

(b)	an amount equal to the accounts payable and Tax Liabilities (if any) of the Company Group as at 1 July for period up to and including 30 June 2023 (including in relation to any payments made by the Company under clause 6.1 to the extent not paid out prior to Completion); plus

(c)	an amount equal to all payroll commitments for the active payroll period (fortnight) as at 1 July 2023; plus

(d)	an amount equal to Employee Entitlements as at 1 July for period up to and including 30 June 2023, including in relation to any payments made by the Company under clause 6.1 (to the extent not paid out prior to Completion), but excluding payroll commitments for the active payroll period as at Completion (on the basis that this is already counted under paragraph (c) above); plus

(e)	amount equal to the amount of the Bank Guarantee; less

(f)	the Tax Prepayments; less

(g)	Prepayments,

the amount of which has been estimated by the Management Vendors Representatives as set out in Schedule 8 (as at the calculation date specified in that Schedule) for illustrative purposes.

Retention Amount means the amount of US$350,000 as paid in accordance with this Agreement.

Retention Amount Proportion means, with respect to each Business Warranty Vendor, the applicable proportion of the Retention Amount set out in the table in Schedule 1.

Servers means the Company Group’s servers located at the Premises on 2 June 2023 (being the date of the Purchaser’s site visit to the Premises), being the servers listed in the Fixed Asset Register in Schedule 6, and any other server or storage device used in the Business.

Subsidiary means Simulus Pty Ltd (ACN 110 181 210) trading as Simulus Engineers and Simulus Laboratories.

Tax means any tax, levy, charge, impost, duty, fee, deduction, compulsory loan, withholding, stamp, transaction, registration, duty or similar charge which is assessed, levied, imposed or collected by any government agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or any other accounting imposed on, or in respect of any of the above but excludes Duty.

Tax Assessment means any notice, demand, assessment, amended assessment, determination, return or other document issued by a Tax Authority or lodged with a Tax Authority under a system of self-assessment including but not limited to those documents as described under the in section 22.5 of Schedule 2, as a result of which a Company Group Member or the Deregistered Company may be required to make a payment of Tax or Duty or may be deprived of any credit, rebate, relief, right of set off or right to repayment of Tax or Duty or any allowance, deduction, tax loss or other benefit.

Tax Authority means any Governmental Authority responsible for the assessment, collection, withholding or administration of Tax or Duty in any country or jurisdiction.

Tax Claim means a Claim against the Vendors under the Tax indemnity in clause 12.1 or under any Tax Warranty.

Tax Cost means all costs and expenses incurred in:

(a)	managing an inquiry; or

(b)	conducting any objection, action, defence, or proceeding with the purpose of causing a withdrawal, reduction, postponement, avoidance or compromise of a demand or assessment relating to Tax issued by a Governmental Authority under a Tax Law, in relation to Tax or Duty, but does not include the Tax or Duty.

Tax Invoice means a tax invoice as defined in and for the purposes of the GST Act or any document allowing the Recipient to claim an input tax credit under the GST Act.

Tax Law means any law relating to either Tax or Duty as the context requires.

Tax Prepayments means the tax prepayments of the Company Group as at Completion (which, for illustrative purposes were equal to $198,098.00 as at 29 May 2023).

Tax Warranties mean the tax warranties set out in section 22 of Schedule 2.

Taxable Supply has the meaning given to it in the GST Act.

Terms Sheet means the terms sheet dated 22 March 2023 and entered into by the Purchaser and the Vendors in relation to the Transaction.

Third Party Claim means any claim or potential claim by any person other than a Party to this Agreement against a Purchaser Group Member which, if satisfied by the relevant Purchaser Group Member, is reasonably likely to result in a Claim against the Vendors under this Agreement.

Third Party Guarantee means the guarantee given by Brett Muller under the Lease Agreement.

Third Party Guarantor means Brett Muller (in relation to the Lease Agreement).

Title Warranties mean the Vendor Warranties given by each Vendor as to the Vendor Shares they own and control and their capacity to contract as set out in Part A of Schedule 2.

Transaction means the sale and purchase of the Vendor Shares on the terms and conditions set out in this Agreement.

Vendor means any one of the Vendors.

Vendors’ Representative means Brett Muller, or such replacement as appointed under clause 22.2.

Vendor Shares means 100% of the shares in the capital of the Company, which at the date of this Agreement and at Completion are held by the Vendors in the amounts set out in column (d) of the table in Schedule 1.

Vendor Warranties means the representations and warranties set out in Schedule 2 and Vendor Warranty means any one of them.

Walsh Family Trust means [***].

Walsh Guaranteed Obligations has the meaning given in clause 18.2(a).

Walsh Warranties means the statements set out in Part C of Schedule 2 and Walsh Warranty means any one of them.

1.2	Interpretation

In this Agreement:

(a)	headings are for convenience only and do not affect its interpretation;

(b)	no provision of this Agreement will be construed adversely to a Party because that Party was responsible for the preparation of this Agreement or that provision;

(c)	specifying anything after the words “include” or “for example” or similar expressions does not limit what else is included;

and, unless the context otherwise requires:

(d)	an obligation or liability assumed by the Vendors binds them severally (and not jointly nor jointly and severally) and each Vendor’s maximum liability in respect of a particular obligation or liability the Vendor has expressly agreed to assume or pay is limited to the Vendor’s respective Consideration Proportion of that liability (or, where less than all of the Vendors are liable, pro rata in proportion to the relevant Vendors’ respective Consideration Proportions);

(e)	the expression person includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust;

(f)	a reference to any Party includes that Party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(g)	a reference to any document (including this Agreement) is to that document as varied, novated, ratified or replaced from time to time;

(h)	a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(i)	words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender;

(j)	reference to Parties, clauses, Schedules, exhibits or annexures are references to Parties, clauses, Schedules, exhibits and annexures to or of this Agreement and a reference to this Agreement includes any schedule, exhibit or annexure to this Agreement;

(k)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(l)	a reference to time is to Western Standard Time as observed in Perth, Western Australia;

(m)	if a period of time is specified and dates from a given day or the day of an event, it is to be calculated exclusive of that day;

(n)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o)	where an action is required to be undertaken on a day that is not a Business Day it shall be undertaken on the next Business Day;

(p)	a reference to A$ is to Australian currency;

(q)	a reference to US$ is to the currency of the United States of America; and

(r)	a reference to a payment is to a payment by bank cheque or such other form of cleared funds the recipient otherwise allows in the relevant lawful currency specified.

1.3	Materiality

Unless the contrary intention appears, a matter will be regarded as “material” if alone or together with a series of similar or related matters, it will, or would be likely to, in any 12 month period:

(a)	involve a Claim by or against any Company Group Member exceeding A$50,000;

(b)	have a financial impact on revenues or expenses of the Company Group exceeding:

(i)	in the case of any unusual or non-recurring event, A$50,000; and

(ii)	in the case of any recurrent event, A$5,000;

(c)	have a financial impact on the value of the assets or liabilities of the Company Group exceeding A$50,000; or

(d)	impose an obligation or confer a benefit on any Company Group Member of an amount exceeding A$50,000,

where the “financial impact” is to be assessed in the case of a Claim for a breach of Vendor Warranty, by reference to the position if the Vendor Warranty were true, and in all other cases, is to be assessed by reference to the position set out in the Accounts.

2.	CONDITIONS PRECEDENT

2.1	Conditions

Clauses 3 and 4 do not become binding on the Parties and are of no force or effect unless and until each of the following Conditions are satisfied or waived in accordance with clause 2.2:

Conditions		Benefit	Responsibility
(a)	The Holdings Ordinary Shares having been approved for listing on the New York Stock Exchange (or, if Holdings does not quality for such market, Nasdaq), subject only to official notice of issuance thereof.	Purchaser	Purchaser

(b)

The Landlord consenting in writing to the Transaction for the purposes of the Lease Agreement, and the Landlord waiving its right of first refusal under clause 34.2 of the Lease Agreement to require the surrender of the Lease in relation to the deemed assignment of the Lease resulting from the Transaction, conditional only upon:

i.    a replacement bank guarantee for six months gross rent plus GST in replacement of and in the same economic format as the existing Bank Guarantee; and

ii.    the execution of a deed of variation to give effect to the above change on terms satisfactory to the Purchaser (acting reasonably),

and the applicable consents and waiver remaining in full force and effect.

		Purchaser	Vendors and Purchaser
(c)	There being no breach of a Vendor Warranty which is capable of giving rise to a Claim at the Completion Date (having regard to the qualifications and limitations on the Purchaser making a Claim in this Agreement).	Purchaser	Vendors and Company

(d)	There being no material breach of the Vendors’ or the Company’s obligations under this Agreement and which has not been remedied immediately prior to the Completion Date.	Purchaser	Vendors and Company

(e)	No Material Adverse Change having occurred prior to the Completion Date.	Purchaser	Vendors and Company

2.2	Waiver of the Conditions

(a)	The Conditions are for the benefit of the Parties specified in clause 2.1 and may only be waived on or before the Cut Off Date by:

(i)	the relevant Party (if only one Party is expressed to have the benefit of the relevant Condition in clause 2.1) by notice in writing to the other Parties; or

(ii)	mutual agreement in writing between the relevant Parties (if more than one Party is expressed to have the benefit of the relevant Condition in clause 2.1).

(b)	Any waiver in accordance with this clause 2.2 is effective only to the extent specifically set out in that waiver.

(c)	For the avoidance of doubt, the Conditions in clauses 2.1(c), (d) and (e) are deemed waived by the Purchaser if this Agreement has not been terminated by the Purchaser due to breach of one of those Conditions prior to the Completion Date, provided that such deemed waiver of those Conditions does not operate as a waiver of any breach of Vendor Warranty or breach of the Vendors’ or the Company’s obligations under this Agreement which may have occurred prior to Completion, but which does not come to the attention of the Purchaser until after Completion.

2.3	Termination before Completion

The Vendors’ Representative may, provided that no Vendor is, and the Company is not, in breach of its obligations under clause 2.4, and the Purchaser may, provided it is not in breach of its obligations under clause 2.4, by not less than 2 Business Days’ notice to the other Parties, terminate this Agreement at any time before Completion if:

(a)	any of the Conditions are not satisfied, or waived in accordance with clause 2.2, by the Cut Off Date; or

(b)	any of the Conditions become incapable of satisfaction or the Parties agree that any of the Conditions cannot be satisfied.

2.4	Best efforts

(a)	Each Party must use their best efforts to satisfy each Condition for which it is responsible for by the Cut Off Date.

(b)	Each Party must provide all reasonable assistance to the others as is necessary to satisfy the Conditions.

(c)	Nothing in this clause obliges a Party to waive a Condition or grant an extension of time for satisfaction of a Condition.

(d)	Best efforts in respect of the Condition in clause 2.1(b) requires the Purchaser to fund the difference between the amount of the existing Bank Guarantee and the increased guarantee amount referred to in clause 2.1(b) and pay the costs and expenses incurred by the Landlord in relation to the acts done to satisfy that Condition.

2.5	Cut Off Date

If the Condition in clause 2.1(a) has not been satisfied by 31 July 2023, the Purchaser may by notice in writing to the Vendors request to extend the Cut Off Date to such later date as is agreed by the Parties.

2.6	Notice

Each Party must promptly notify the others in writing as soon as reasonably practicable (and in any event within 2 Business Days) after it becomes aware that any Condition has been satisfied or has become incapable of being satisfied in accordance with its terms before the Cut Off Date, and provide reasonable evidence that the Condition has been satisfied or cannot be satisfied (as applicable).

2.7	Effect of termination before Completion

If this Agreement is terminated under clause 2.3, or clause 7.4(c), then, in addition to any other rights, powers or remedies provided by law:

(a)	each Party is released from its obligations under this Agreement, except those which are expressed to survive termination;

(b)	each Party retains the rights it has against any other Party in respect of any breach of this Agreement occurring before termination; and

(c)	the rights and obligations of each Party under each of the following clauses will continue independently from the other obligations of the Parties and survive termination of this Agreement:

(i)	clause 1.1 (Definitions and interpretation);

(ii)	this clause 2.7 (Effect of termination before Completion);

(iii)	clause 17 (Confidentiality);

(iv)	clause 21 (Notices);

(v)	clause 22 (Vendors’ Representative);

(vi)	clause 23 (GST liability);

(vii)	clause 24 (Assignment);

(viii)	clause 25 (Further assurance);

(ix)	clause 26 (Governing law);

(x)	clause 27 (Variation);

(xi)	clause 28 (Costs); and

(xii)	clause 29 (Miscellaneous).

2.8	Effect of waiving a breach of Condition and proceeding to Completion

If a fact, event, matter or circumstance occurs that constitutes a breach of either a Vendor Warranty or a material breach of the Vendors’ or the Company’s obligations under this Agreement such that the Purchaser is entitled to terminate this Agreement for failure to satisfy the Conditions in clauses 2.1(c), (d) and/or 2.1(e), the Purchaser may in accordance with clause 2.3 terminate this Agreement. If the Purchaser elects to proceed to Completion, the Purchaser releases all rights against and will not be entitled to make any Claim against any Vendor in respect of any Liability incurred by the Purchaser as a result of that specific fact, event, matter or circumstance.

3.	TRANSACTION

3.1	Agreement to buy and sell Vendor Shares

The relevant Vendors, as legal and either beneficial owners or entitled to transfer beneficial ownership of the Vendor Shares, agree to sell free from Encumbrances and the Purchaser agrees to purchase the Vendor Shares for the Consideration and on the further terms and conditions set out in this Agreement.

3.2	Associated Rights

The relevant Vendors must sell the Vendor Shares to the Purchaser together with all rights:

(a)	attached to them as at the date of this Agreement; and

(b)	that accrue between the date of this Agreement and Completion,

other than the right to receive any Agreed Distribution.

3.3	Waiver of pre-emption

Each Vendor waives in favour of the Purchaser and each other Vendor all rights of pre-emption or other rights over any of the Vendor Shares conferred either by the constitution of any Company Group Member, by any shareholders agreement relating to shares or other securities in any Company Group Member or in any other way.

3.4	Title and Risk

Title to and risk in the Vendor Shares passes to the Purchaser on Completion.

3.5	Nomination of alternative Purchaser

(a)	The Purchaser may nominate an alternative Purchaser Group Member to be the entity that is transferred the Vendor Shares under this Agreement (the Nominee) by notice in writing to the Vendors at least 5 Business Days before the Completion Date. The notice must state the identity of the Nominee.

(b)	From the date of receipt by the Vendors of that notice (the Notification Date):

(i)	the Purchaser must ensure that the Nominee complies with all terms and conditions binding upon, and all obligations and liabilities of, the Purchaser under this Agreement;

(ii)	the Vendors agree that the Nominee will have the benefit of the Purchaser’s rights under this Agreement (including the Vendor Warranties);

(iii)	the Parties agree that the Nominee will assume all of the Purchaser’s obligations under this Agreement;

(iv)	the Nominee replaces the Purchaser under this Agreement; and

(v)	a reference in this Agreement to the Purchaser must be read as a reference to the Nominee.

(c)	Despite clause 3.5(b) the Purchaser will continue to be bound by all of the obligations of the Purchaser under this Agreement and will not be released from any obligations or liabilities under this Agreement following the Notification Date. However, the Vendors agree that the Purchaser will not be in breach of this Agreement for failing to discharge an obligation of the Purchaser under this Agreement if the Nominee fully discharges that obligation.

4.	consideration

4.1	Consideration

Subject to satisfaction or waiver of the Conditions in accordance with clause 2.2, the Consideration payable by the Purchaser to the Vendors as consideration for the Vendor Shares comprises:

(a)	the Deposit (payment of which to the Vendors prior to the date of this Agreement is acknowledged);

(b)	the Cash Consideration, which must be paid in accordance with clauses 7.3(a) and 7.3(c) on Completion; and

(c)	the Consideration Shares, which must be issued to each Vendor entitled to receive the Consideration Shares (or their respective nominee as notified to the Purchaser in writing at least 5 Business Days prior to Completion) on Completion in accordance with clause 7.3(b), which in aggregate is equal to US$13,500,000.

4.2	Restrictions on dealing with Consideration Shares

The Vendors acknowledge and agree that the Consideration Shares will be subject to the undertakings set out in Schedule 9.

4.3	Repayment of Deposit

The Vendors acknowledge and agree that the Deposit is repayable by the Vendors to the Purchaser in circumstances, from the date of signing this Agreement until the earlier of Completion or the Cut Off Date, where:

(a)	there is a material breach of the Vendors’ or the Company’s obligations under this Agreement prior to Completion (and the Purchaser does not agree to waive that breach and the Condition under clause 2.1(d)); or

(b)	there is a material breach of one or more Vendor Warranties which is capable of being a Claim (noting the qualifications and limitations in clause 10) prior to Completion (and the Purchaser does not agree to waive that breach and the Condition under clause 2.1(e)), where, in each case, the Vendors must repay their respective Consideration Proportions of the Deposit to the Purchaser within 7 days of written notice from the Purchaser.

4.4	Payments in Immediately Available Funds

All cash payments under this clause 4 must either be made in Immediately Available Funds.

5.	conduct before Completion

5.1	Conduct of Company Group’s business

The Management Vendors and the Company severally covenant with the Purchaser that during the period commencing on the date of this Agreement and expiring on the earlier of termination of this Agreement or the Completion Date, each Company Group Member will not, except as contemplated by this Agreement, without the prior written consent of the Purchaser (which must not be unreasonably withheld or delayed):

(a)	enter into any contract or commitment (including a lease) requiring it to pay more than A$50,000;

(b)	acquire any asset or authorise any capital expenditure of value that exceeds A$50,000;

(c)	enter into any financing arrangements;

(d)	dispose of, agree to dispose of, assign, agree to assign, encumber or grant any option over any of its assets or any interest in any of them, other than in the ordinary course of business;

(e)	remove or permit the removal of any Business Intellectual Property (as defined in Schedule 2) from the Premises (including any amendment, change, copying, deletion or data exfiltration of any test work or test reports from the Servers, other than any additions to such data in the ordinary course of business);

(f)	distribute or return any capital to its members (other than pursuant to any Agreed Distributions);

(g)	buy back any of its shares or enter into a buy-back agreement or resolve to approve the terms of a buy-back agreement;

(h)	pay any dividends or make any other distributions of its profits other than pursuant to any Agreed Distributions;

(i)	resolve to reduce its share capital in any way;

(j)	grant any option to subscribe for any security in any Company Group Member or allot or issue or agree to allot or issue any security, share or loan capital or any security convertible into any share or loan capital in any Company Group Member;

(k)	alter or agree to alter its constitution other than as provided for in this Agreement;

(l)	engage any new permanent employee, contractor or consultant;

(m)	terminate or encourage the resignation of any Officer or Employee, except in accordance with current personnel practices or for good cause or save that each of the Management Vendor Representatives will resign their respective employment with the Company Group immediately prior to Completion and enter into new employment arrangements with the Purchaser;

(n)	other than as contemplated by this Agreement (including as part of any Agreed Distributions or release of Retention Amounts), pay or agree to pay any bonus or allowance to any Officer or Employee or alter the terms of employment (including the terms of superannuation or any other benefit) of any Officer or Employee;

(o)	resolve any new programs or budgets other than in the ordinary course of business;

(p)	cancel any existing insurance policy in the name of or for the benefit of a member of the Company Group unless a replacement policy (on terms no less favourable to the Company Group, if available in the market) has been put in place;

(q)	vary, terminate or fail to renew any of its material contracts, Authorisations or commitments, except in the ordinary course of business; or

(r)	change any accounting method, practice or principle used by it, unless required by law or as a result of any change to any applicable accounting standard.

5.2	Permitted acts

Nothing in clause 5.1 restricts a Vendor or a Company Group Member from doing anything:

(a)	that is expressly permitted in this Agreement;

(b)	that is Fairly Disclosed in the Disclosure Materials;

(c)	the carrying out of repairs and maintenance in the ordinary course of business;

(d)	approved by the Purchaser in writing, such approval not to be unreasonably withheld or delayed;

(e)	to reasonably and prudently respond to an emergency or disaster, including:

(i)	a situation giving rise to a risk of personal injury or damage to property; or

(ii)	to respond to any lock down or pandemic; or

(f)	pay any Agreed Distributions to the extent that the Vendors acting reasonably believe that such payment or payments does not reduce the cash and cash equivalent amounts below the expected Retained Cash Assets amount; and

(g)	that is necessary for a Company Group Member to meet its legal or contractual obligations Fairly Disclosed in the Disclosure Materials.

5.3	Consumables

The Management Vendors must ensure that at Completion the Company Group holds an amount of Consumables used in the ordinary course of the Business materially consistent with the amount held at the Premises as at 2 June 2023 (being the date of the Purchaser’s site visit to the Premises).

5.4	Material Adverse Change

If, before the Completion Date, an event occurs which has or may have a Material Adverse Change, in respect of the Company Group, the Management Vendors Representatives (through the Vendors’ Representative) must, immediately upon becoming aware of that event, give written notice to the Purchaser fully describing the event.

5.5	Access

(a)	Subject to clause 5.5(b), during the period between the date of this Agreement up to the earlier of Completion and termination of this Agreement, the Management Vendors Representatives must ensure that the Purchaser and a reasonable number of persons authorised by the Purchaser:

(i)	are given reasonable, non-disruptive access during normal business hours and on reasonable notice, to inspect the assets, premises, books and records of the Company Group (including access to the Servers for the purposes of reviewing the record or catalogue of test work and test reports); and

(ii)	have reasonable access to senior management of the Company Group,

for the sole purpose of planning the integration of the Company Group with the Purchaser Group following Completion.

(b)	The Company Group is not required to give the Purchaser or persons authorised by it the access described in clause 5.5(a) if such access might reasonably be expected to put a Company Group Member in breach of any duty of confidence or any duty or obligation under the Privacy Act 1988 (Cth) and any other legislation in any other jurisdiction affecting privacy, personal information or the collection, handling, storage, processing, use or disclosure of data.

(c)	The Purchaser must ensure that any access under clause 5.5(a) is exercised and conducted in a manner to avoid unreasonable disruption to the conduct of the Business and the activities and operations of the Company Group and its employees.

(d)	The Parties must ensure that, as soon as possible after the execution of this Agreement, their representatives meet and use their best endeavours to determine the most appropriate method of implementing the steps required to ensure a smooth integration of the Company Group with the Purchaser Group following Completion.

5.6	Permitted Encumbrances

Between the date of this Agreement and Completion, the Vendors must use reasonable endeavours to release and discharge those of the Permitted Encumbrances that are not securing any of the Company’s current obligations.

5.7	Registration Rights

The Purchaser shall use its best efforts to cause Holdings to provide registration rights to each Vendor with respect to its Consideration Shares provided that no definitive agreement in respect of such registration rights shall be entered into prior to the consummation of the business combination with GoGreen Investments Corporation.

5.8	Insurances

Prior to Completion, the Management Vendors must procure that each Company Group Member purchases run-off insurance for any “claims made” insurance policy currently maintained by that Company Group Member for a period of 3 years following Completion.

6.	Agreed DISTRIBUTIONS

6.1	Payment of Agreed Distributions

(a)	The Parties acknowledge and agree that, unless the Management Vendors Representatives agree otherwise, the Actual Available Cash does not form part of the sale to the Purchaser and will be paid to the Management Vendors Representatives in such manner, in such proportions and at such times as is directed by them in accordance with the provisions in this Agreement.

(b)	Without limiting clause 6.1(a) at any time prior to Completion, the Management Vendors Representatives are entitled to, and will, cause the Company to pay to them (or at their election, in whole or in part and at such times as they choose), the Estimated Available Cash (acting reasonably to ensure that such payment or payments does not reduce the cash and cash equivalent amounts below the expected Retained Cash Assets amount).

(c)	The Estimated Available Cash will be deemed to be paid:

(i)	to the Management Vendors Representatives by way of bonus or salary;

(ii)	to the Management Vendors Representatives by way of reimbursement for unpaid leave and other employment entitlements; or

(iii)	if they so choose, a portion may be paid to all the Vendors by way of dividend provided that the Management Vendors must ensure that any such dividend:

(A)	is not franked to any greater degree than the amount of franking credits available to the Company Group at Completion, and the payment does not cause a Company Group Member to have a franking deficit at Completion; and

(B)	is only paid in accordance with the applicable provisions of:

(I)	the relevant Company Group Member’s constitution;

(II)	the Corporations Act;

(III)	ITAA 1997;

(IV)	ITAA 1936; and

(V)	all other applicable laws (including Tax Laws) and tax rulings.

(Agreed Distributions).

(d)	Promptly following payment of any Agreed Distributions paid by way of dividend, the Management Vendors Representatives (through the Vendors’ Representative) must provide the Purchaser with copies of the franking accounts for each Company Group Member updated to include the effect of the payment of the Agreed Distribution.

6.2	Determination of Estimated Available Cash

(a)	At least 14 days prior to Completion, the Management Vendors Representatives (through the Vendors’ Representative) must provide to the Purchaser a written statement setting out their reasonable estimate of the Retained Cash Assets together with their working papers showing how the Retained Cash Assets have been calculated.

(b)	Within 7 days after receiving the Management Vendors Representatives’ reasonable estimate of the Retained Cash Assets, the Purchaser must notify them (through the Vendors’ Representative) whether it agrees with their estimate of the Retained Cash Assets. If the Purchaser does not agree with the Management Vendors Representatives’ estimate of the Retained Cash Assets, the Purchaser must also provide details of:

(i)	the matters in respect of which it disagrees with the Management Vendors Representatives’ estimate of the Retained Cash Assets;

(ii)	the grounds on which the Purchaser disagrees with the Management Vendors Representatives’ estimate of the Retained Cash Assets; and

(iii)	its opinion as to the Retained Cash Assets.

(c)	If the Purchaser:

(i)	confirms in the notice delivered under clause 6.2(b) that it agrees with the Management Vendors Representatives’ estimate of the Retained Cash Assets; or

(ii)	fails to notify the Vendors’ Representative that it does not agree with the estimate of the Management Vendors Representatives as to the Retained Cash Assets within the time period provided for under clause 6.2(b), then the estimate of the Management Vendors Representatives as to the Retained Cash Assets (as notified to the Purchaser under clause 6.2(a)) will apply as the amount for the purposes of calculating the Estimated Available Cash for any and all Agreed Distributions).

(d)	If the Purchaser does not agree with the Management Vendors Representatives’ estimate of the Retained Cash Assets, then the Vendors’ Representative and the Purchaser must enter into good faith negotiations and use all reasonable endeavours to agree the Retained Cash Assets prior to Completion. If the Vendors’ Representative and the Purchaser fail to agree the Retained Cash Assets prior to Completion, then the Management Vendors Representatives’ final estimate as to the Retained Cash Assets (as notified to the Purchaser following negotiations under this clause 6.2(d)) will apply as the amount for the purposes of calculating the Estimated Available Cash for any and all Agreed Distributions.

6.3	Determination of Actual Available Cash

(a)	Within 28 days after Completion, the Purchaser must deliver to the Management Vendors Representatives (through the Vendors’ Representative) a statement setting out the actual Retained Cash Assets, together with its working papers showing how the actual Retained Cash Assets has been calculated.

(b)	Within 7 days after receiving the statement under clause 6.3(a), the Management Vendors Representatives (through the Vendors’ Representative) must notify the Purchaser (Vendors’ Notice) whether the Management Vendors Representatives agree with the Purchaser’s opinion of the actual Retained Cash Assets. If the Management Vendors Representatives do not agree with the Purchaser’s opinion of the actual Retained Cash Assets, the Vendors’ Notice must include details of:

(i)	the matters in respect of which the Management Vendors Representatives disagree with the Purchaser’s opinion of the actual Retained Cash Assets (Disputed Matters);

(ii)	the grounds on which the Management Vendors Representatives disagree with the Purchaser’s opinion of the actual Retained Cash Assets; and

(iii)	its opinion as to the actual Retained Cash Assets.

(c)	If the Management Vendors Representatives:

(i)	confirm in the Vendors’ Notice that they agree with the Purchaser’s opinion of the actual Retained Cash Assets; or

(ii)	fail to deliver the Vendors’ Notice within the time period provided for under clause 6.3(b),

then the Purchaser’s opinion as to the actual Retained Cash Assets (as notified to the Vendors under clause 6.3(a)) will be conclusive, final and binding on the Parties.

(d)	If the Management Vendors Representatives do not agree with the Purchaser’s opinion as to the actual Retained Cash Assets, and the Vendors’ Notice contains the matters referred to in clause 6.3(b) then the Management Vendors Representatives (through the Vendors’ Representative) and the Purchaser must enter into good faith negotiations and use all reasonable endeavours to agree the Disputed Matters.

(e)	If the Management Vendors Representatives and the Purchaser cannot agree the Disputed Matters within 14 days after delivery of the Vendor’s Notice (or such longer period as the Vendors and the Purchaser agree) then the unresolved Disputed Matters must be referred for resolution to an appropriately experienced independent accountant (from a ‘Big Four’ or ‘mid-tier’ accounting firm) agreed by the Vendors and the Purchaser or, failing agreement, to the independent accountant nominated by the President for the time being of the Institute of Arbitrators and Mediators in Australia. The person agreed or nominated under this clause 6.3(e) will be the ’Expert’ for the purposes of this clause 6.3.

(f)	The Management Vendors Representatives (through the Vendors’ Representative) and the Purchaser must instruct the Expert to decide within the shortest practicable time (and in any event no later than 14 days after expiry of the period in clause 6.3(h)(ii)), the Disputed Matters and the actual Retained Cash Assets by applying generally accepted accounting principles in accordance with this clause 6.3 and to deliver to the Vendors’ Representative and the Purchaser a report (Expert’s Report) that states, on the basis of the Expert’s decision, its opinion as to:

(i)	the Disputed Matters (including the reasons for the Expert’s decision);

(ii)	the Actual Available Cash; and

(iii)	the allocation of the Expert’s costs in accordance with clause 6.3(n).

(g)	The Management Vendors Representatives (through the Vendors’ Representative) and the Purchaser must provide all information and assistance the Expert reasonably requests for the purpose of the Expert’s Report.

(h)	The Management Vendors Representatives (through the Vendors’ Representative) and the Purchaser may:

(i)	within 14 days of the Expert’s appointment make a written submission to the Expert in respect of each of the Disputed Matters and

(ii)	within 7 days from the end of the period in clause 6.3(h)(i) above, make a written response to the submission of the other Party.

(i)	The procedures to be used by the Expert in determining the dispute will be as follows:

(i)	the Expert will review the documents submitted by the Management Vendors Representatives and the Purchaser and have the opportunity to ask specific written questions of, or request specific historical documents from, either Party to clarify its understanding of the submissions;

(ii)	in relation to questions asked of one Party, the other Party may submit to the Expert written dissent to any response submitted by the first Party to the Expert; and

(iii)	copies of any submission, response or document submitted to or by the Expert by or to a Party as contemplated in this clause 6.3(i) will be submitted by the Expert to the other Party simultaneously or as soon as received, as the case may be.

(j)	The Expert will act as an expert, not as an arbitrator, in determining the dispute.

(k)	The Expert’s determination in relation to the Disputed Matters, the Actual Available Cash and the allocation of its costs must be made as soon as possible.

(l)	The Expert’s decision is final, conclusive and binding (except in the case of manifest error).

(m)	Except as contemplated in clause 6.3(n), each Party must bear its own costs in complying with this clause 6.3 and in particular each Party must bear the costs of its own external advisers and accountants.

(n)	The cost of the Expert (if appointed) must be paid by the Party against whom the determination of the Expert is made and the Parties must instruct the Expert to make a decision on this matter. If the Expert is, for any reason whatsoever, unable to make a decision on the matter and so certifies to the Management Vendors Representatives (through the Vendors’ Representative) and the Purchaser, the cost of the Expert must be shared equally and paid by the Management Vendors and the Purchaser.

6.4	Payment to adjust for any overpayment or underpayment of Retained Cash Assets

Within 7 days following the finalisation of the determination of the actual Retained Cash Assets in accordance with clause 6.3(c):

(a)	the Purchaser must cause the Company to pay to the Management Vendors Representatives (in the proportions nominated by the Vendors’ Representative) in Immediately Available Funds, the amount, if any, by which the actual Retained Cash Assets exceeded the estimated Retained Cash Assets (as notified under clause 6.2(d)) by way of a bonus or salary payment to them (after deduction of any Tax liabilities and compulsory superannuation contributions required in relation to such payment); or

(b)	the Management Vendors Representatives jointly and severally agree to pay to the Purchaser in Immediately Available Funds the amount, if any, by which the estimated Retained Cash Assets (as notified under clause 6.2(d)) exceeded the actual Retained Cash Assets (where the Management Vendors Representatives fail to make the required payment by the time required under this clause 6.4, the Purchaser will be entitled to treat the payment obligation as a Relevant Claim for the purposes of clause 15).

6.5	Acknowledgements of Non-Management Shareholders

(a)	Each Non-Management Shareholder:

(i)	irrevocably and unconditionally acknowledges and agrees:

(A)	to the payment of the Agreed Distribution and Receivables to the Management Vendors Representatives in accordance with clauses 6.1 and 8 of this Agreement; and

(B)	that the Company Group has made similar bonus and other payments to the Management Vendors Representatives prior to the date of this Agreement;

(ii)	acknowledges that they have no entitlement to or claim against the monies the subject of the payments referred to in clause 6.5(a)(i);

(iii)	agrees they will not make a Claim against and releases each of the Purchaser, Company Group Members, the Management Vendors and the Management Vendors Representatives from any Claims it has or may have had in respect of the payments referred to in clause 6.5(a)(i); and

(iv)	acknowledges that this clause 6.5 may be pleaded as a bar to any proceedings relating to that subject matter.

(b)	The provisions of this clause 6.5 may be enforced by the Purchaser on behalf of and for the benefit of the Purchaser and the Company.

7.	COMPLETION

7.1	Time and manner of Completion

Completion shall take place at 11.00 am (Perth time) on the Completion Date by electronic means or by such other means as the Purchaser and the Vendors (through the Vendors’ Representative) may otherwise agree and at such time as shall be agreed by those Parties.

7.2	The Vendors’ obligations at Completion

At Completion, the Vendors must confer on the Purchaser (or the Nominee) title to the Vendor Shares. To this end, at or prior to Completion:

(a)	the Vendors must deliver or cause to be delivered to the Purchaser (or Nominee) in a form and substance satisfactory to the Purchaser (acting reasonably):

(i)	separate instruments of transfer in registrable form for the Vendor Shares in favour of the Purchaser (or the Nominee) (as transferee) which have been duly executed by the relevant Vendor (as transferor);

(ii)	the share certificates in respect of the Vendor Shares in the name of the relevant Vendor, or to the extent originals are lost or cannot be located, a declaration that it does not have and will not seek to rely on such share certificates and indemnifies the Purchaser in respect of the lost or destroyed share certificates;

(iii)	the common seal (and any duplicate common seal, share seal or official seal) of each Company Group Member (if any);

(iv)	details of the current corporate key issued by the Australian Securities and Investments Commission for each Company Group Member;

(v)	the minute books, constitution and other records of meetings or resolutions of members and directors of each Company Group Member;

(vi)	all registers of each Company Group Member (including the register of members, register of options, register of directors, register of charges) in proper order and condition and fully entered up to the Completion Date;

(vii)	all cheque books, financial and accounting books and records, copies of tax returns and assessments, mortgages, leases, agreements, insurance policies, title documents, licences, indicia of title, contracts, passwords to computers, certificates and all other records, papers, books and documents of each Company Group Member;

(viii)	the written resignations of each of the directors and secretary of each Company Group Member acknowledging that each of them has no Claim of any kind whatsoever against any Company Group Member (as a director or company secretary, and not as an employee) with effect from the Completion Date;

(ix)	the keys to all Premises and any other information (such as access codes) to allow the Purchaser access to the Premises;

(x)	a duly completed authority for the alteration of the signatories of each bank account of each Company Group Member in the manner required by the Purchaser by written notice before the Completion Date; and

(xi)	all current Authorisations and other documents issued to each Company Group Member under any legislation, ordinance or otherwise relating to their business activities; and

(b)	procure that directors’ meetings of each Company Group Member are held to attend to the following matters (as applicable):

(i)	the approval of the registration (subject to payment of Duty, if applicable) of the transfer of the Vendor Shares and the issue of new share certificates for the Vendor Shares in the name of the Purchaser (or the Nominee);

(ii)	the appointment as directors and secretaries of each Company Group Member of those persons nominated by the Purchaser by written notice before the Completion Date with effect from the Completion Date;

(iii)	the retirement, by written notice, of all directors and the company secretary of each Company Group Member with effect from the end of that meeting acknowledging that each of them has no Claim of any kind whatsoever against any Company Group Member (as a director or company secretary, and not as an employee);

(iv)	the revocation of all existing authorities to operate bank accounts of each Company Group Member; and

(v)	the Transaction of any other reasonable business of which the Purchaser may give notice before the Completion Date.

7.3	The Purchaser’s obligations at Completion

At Completion, the Purchaser must:

(a)	pay to each Vendor (or as that Vendor directs, through the Vendors’ Representative) in their respective Consideration Proportions in Immediately Available Funds, the Cash Consideration (less the Retention Amount, which is to be deducted from the Cash Consideration payable to the Business Warranty Vendors in accordance with their Retention Amount Proportions);

(b)	procure that Holdings issues to the Vendors (or their respective nominees) in their respective Consideration Proportions the Consideration Shares and delivers an updated register of members showing such issuances (as certified by a director or officer of Holdings responsible for maintaining such register of members or the applicable registrar or a transfer agent) to each Vendor in respect of their Consideration Shares;

(c)	pay the Retention Amount into the Escrow Account in Immediately Available Funds; and

(d)	do all other acts and execute all other documents that this Agreement requires the Purchaser to do or execute at Completion.

Each book entry for or certificate representing any Consideration Shares shall contain a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM. THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY OF THE RESALE RESTRICTIONS REFERRED TO ABOVE

7.4	Conditions of Completion

(a)	Completion is conditional on both the Purchaser and the Vendors complying with all of their obligations under this clause 7.

(b)	If a Party (Defaulting Party) fails to satisfy its obligations under this clause 7 on the day and at the place and time for Completion then any other Party (Notifying Party) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of 2 Business Days from the date of the notice and declaring time to be of the essence.

(c)	If the Defaulting Party fails to satisfy those obligations within those 2 Business Days, the Notifying Party may, without limitation to any other rights it may have, terminate this Agreement by giving written notice to the Defaulting Party.

7.5	Completion simultaneous

(a)	Subject to clause 7.5(b), the actions to take place under this clause 7 are interdependent and must take place, as nearly as possible, simultaneously. If one action does not take place, then without prejudice to any rights available to any Party as a consequence:

(i)	there is no obligation on any Party to undertake or perform any of the other actions;

(ii)	to the extent that such actions have already been undertaken, the Parties must do everything reasonably required to reverse those actions; and

(iii)	each Party must return to the other all documents delivered to it under this clause 7, and must each repay to the other Party in Immediately Available Funds all payments received by it under this clause 7, without prejudice to any other rights any Party may have in respect of that failure.

(b)	The Purchaser may, in its sole discretion, waive any or all of the actions that the Vendors are required to perform under clause 7.2.

7.6	Purchase of all Vendor Shares

The Vendors need not complete the sale, and the Purchaser need not complete the purchase, of any of the Vendor Shares unless the sale and purchase of all the Vendor Shares is completed simultaneously in accordance with this Agreement.

7.7	The Purchaser’s obligations after Completion

As soon as reasonably practicable after Completion, the Purchaser must lodge with ASIC for registration the ASIC Forms 484 notifying the changes of directors, secretaries, registered office and members arising from Completion.

7.8	Vendor Conduct after Completion

From Completion until the Vendor Shares are registered in the name of the Purchaser, the Vendors must:

(a)	appoint the Purchaser as the sole proxy of the holders of the Vendor Shares to attend shareholders’ meetings and exercise the votes attaching to the Vendor Shares; and

(b)	take all other actions in capacity of a registered holder of the Vendor Shares as the Purchaser directs.

8.	receivables

8.1	Collection

(a)	The Parties acknowledge that:

(i)	the Receivables are the property of the Management Vendors Representatives; and

(ii)	the Lifezone Receivables, and any debts and other accounts payable which become owing to a Company Group Member in the ordinary course of business or otherwise on or after the Completion Date are the property of the relevant Company Group Member for the benefit of the Purchaser.

(b)	The Purchaser must cause the Company to use all reasonable endeavours to collect on behalf of the Management Vendors Representatives the Receivables in the manner and within the times as the Company Group would normally do in the ordinary course of its business.

(c)	The Management Vendors Representatives must provide the Purchaser with all reasonable steps as the Purchaser may require to recover the Receivables.

(d)	Receivables received by the Purchaser or the Company are to collected and paid in accordance with this clause 8.

(e)	The Parties acknowledge and agree that any Receivables paid to the Management Vendors Representatives are received by them as a deferred bonus for their employment with the Company prior to Completion (after deduction of any Tax liabilities and compulsory superannuation contributions required in relation to such payment).

8.2	Appropriation of collections

All monies collected by the Purchaser or the Company Group in respect of the Receivables from a debtor of the Company Group and the Business must be applied as follows:

(a)	if the moneys collected can be clearly identified as being in payment by the debtor of a Receivable, the Purchaser must apply such moneys towards payment of that Receivable;

(b)	if the moneys collected can be clearly identified as being in payment by the debtor of one or more of the Company Group’s invoices which does not relate to a Receivable, the Purchaser may apply such moneys towards payment of those invoices; and

(c)	in any other case, the moneys collected must be applied first by the Purchaser in payment of any Receivable owing by that debtor.

8.3	Apportionable payments

Where a payment received by either Party in respect of Receivables of the Business is properly apportionable between the Purchaser and the Management Vendors Representatives, the Party receiving the payment must hold the proportion payable to the other Party in trust for that other Party and account to the other Party.

8.4	Collection Period

The Purchaser must procure that the Company uses all reasonable endeavours to collect the Receivables for 6 months after Completion (Collection Period). On expiration of the Collection Period, the Management Vendors Representatives (or the Vendors’ Representative) may collect the Receivables, and for these purposes may take any action that they consider appropriate, including instituting legal proceedings to recover those Receivables.

8.5	Accounting

The Purchaser must procure that the Company within 5 Business Days after the end of each month (with the initial period commencing on Completion and ending on the day which is 5 Business Days after the end of the first calendar month after Completion):

(a)	provide to the Management Vendors Representatives a written statement of the Receivables collected during that period or month;

(b)	provide to the Management Vendors Representatives such other information which is reasonably requested by them to assist them in verifying the statements received or payments made; and

(c)	pay to the Vendors’ Representative all amounts so collected over and above the Retention Amount to that point in Immediately Available Funds, which amounts will then be distributed among the Management Vendors Representatives in such proportions as agreed among themselves, save that at all times the Purchaser is entitled to set-off any such additional amounts against any amount due and payable by the Management Vendors (or any one of them) to the Purchaser under clause 6.4(b).

9.	REPRESENTATIONS AND WARRANTIES BY THE VENDORS

9.1	Representations and Warranties

Subject to the qualifications and limitations in clause 10:

(a)	each Vendor severally warrants and represents in favour of the Purchaser, on the date of this Agreement and on each day up until the Completion Date the Title Warranties in respect of itself and its Vendor Shares only; and

(b)	each Business Warranty Vendor severally warrants and represents in favour of the Purchaser, on the date of this Agreement and on each day up until the Completion Date the Business Warranties (except where a Business Warranty is expressed to be given on a particular date, in which case that Business Warranty is given on that date only).

9.2	Walsh Warranties

Walsh gives the Walsh Warranties in favour of the Purchaser on the date of this Agreement and the Walsh Warranties will be deemed to be repeated immediately before Completion.

9.3	Independent Warranties

Each of the Vendor Warranties and the Walsh Warranties is to be construed independently of the others and is not limited by reference to any other Vendor Warranty or Walsh Warranty (as the case may be).

9.4	Reliance

The Vendors and Walsh acknowledge that the Purchaser has entered into this Agreement and will complete this Agreement in reliance on the Vendor Warranties and the Walsh Warranties.

9.5	Indemnities by Vendors

(a)	The Vendors severally indemnify the Purchaser in their Consideration Proportions, and must pay the Purchaser in Immediately Available Funds an amount equal to, any Loss suffered or incurred by the Purchaser in connection with a breach of a Title Warranty by that Vendor, except to the extent that the Vendor Warranty or the Vendor’s liability for the Loss are limited or qualified under clause 10.

(b)	The Business Warranty Vendors severally indemnify the Purchaser pro rata in proportion to their respective Consideration Proportions, and must pay the Purchaser in Immediately Available Funds an amount equal to, any Loss suffered or incurred by the Purchaser in connection with a breach of a Business Warranty, except to the extent that the Business Warranty or the Business Warranty Vendor’s liability for the Loss are limited or qualified under clause 10.

(c)	For the avoidance of doubt, in respect of any breach of Vendor Warranty, Loss includes an amount that would be necessary to put the Purchaser in the same position as if the Vendor Warranty had been true.

9.6	Notification of Warranty Breaches

If a Vendor at any time after the date of this Agreement becomes aware that:

(a)	a Vendor Warranty given by them has ceased to be true; or

(b)	an act or event has occurred that would or might reasonably be expected to result in a Vendor Warranty given by them ceasing to be true if it were repeated immediately at Completion,

they must give notice to the Purchaser as soon as practicable after becoming aware of that fact, matter or circumstance.

10.	qualifications and limitations on claims

10.1	Disclosure

The Vendors will not be liable to the Purchaser for any Claim for breach of a Vendor Warranty under this Agreement and the Purchaser is not entitled to make such a Claim to the extent that the facts, matters or circumstances causing such Claim are:

(a)	provided for or described in this Agreement;

(b)	specifically waived in writing by the Purchaser;

(c)	Fairly Disclosed in the Disclosure Materials; or

(d)	on the date two Business Days before the date of this Agreement disclosed in the records open to public inspection in the public searchable records of:

(i)	ASIC;

(ii)	PPS Register; or

(iii)	the High Court of Australia, the Federal Court of Australia or the Supreme Court or District Court of Western Australia.

10.2	Meaning of Business Warranty Vendors’ Knowledge

Where any Business Warranty is qualified by the expression “so far as the Vendors’ are aware” or “to the best of the Vendors’ knowledge, information and belief” or any similar expression, each Business Warranty Vendor will be deemed to know or be aware of a particular fact, matter or circumstance only if a Management Vendor Representative:

(a)	is actually aware of that fact, matter or circumstance on the date the Business Warranty is given or at the relevant time (if applicable); or

(b)	would reasonably be expected to be aware of that fact, matter or circumstance if, on the date the Business Warranty is given, they had made reasonable enquiries as to the accuracy of the Business Warranty.

10.3	Opinions, estimate and forecasts

The Parties acknowledge that the Vendors are under no obligation to provide the Purchaser or its advisers with any information in relation to the future financial performance or prospects of the Company Group. If the Purchaser (or its advisers) has received opinions, estimates, projections, business plans, budget information or other forecasts in respect of the Company Group or the Business, the Purchaser acknowledges and agrees that:

(a)	there are uncertainties inherent in attempting to make these estimates, projections, business plans, budgets and forecasts and the Purchaser is familiar with these uncertainties;

(b)	the Purchaser has made its own evaluation of the adequacy and accuracy of all estimates, projections, business plans, budgets and forecasts furnished to them;

(c)	to the extent permitted by law, the Vendors are not liable under any Claim arising out of or in relation to any opinions, estimates, projections, business plans, budgets or forecasts in respect of the Company Group or the Business; and

(d)	to the extent permitted by law, and without limiting clause 10.3(c), other than as a result of fraud, gross negligence, dishonesty or wilful concealment, the Vendors are not liable under any Claim arising out of or relating to any error, inaccuracy, incompleteness, lack of reasonableness or similar defect in any opinion, estimate, project, business plan, budget or forecast given in respect of the Company Group or the Business or any default negligence or lack of care in relation to the preparation or provision of such information.

10.4	No reliance

The Purchaser acknowledges and agrees that:

(a)	at no time has:

(i)	the Vendors, or any person on their behalf, made or given; or

(ii)	the Purchaser relied upon,

any representation, warranty, promise or undertaking in respect of the Company or the Business or the past or future financial performance, prospects, affairs or activities of the Company Group, the Business or otherwise except those expressly set out in the Vendor Warranties; and

(b)	it has not relied on anything other than the Vendor warranties in agreeing to buy the Vendor Shares and, in particular, no representations, warranties, promises, undertakings, statements or conduct in respect of the Vendor Shares, the Company Group or the Business or the past or future financial performance, prospects, affairs or activities of the Company Group, the Business or otherwise have:

(i)	induced or influenced the Purchaser to enter into, or agree to any terms or conditions of, this Agreement;

(ii)	been relied on in any way as being accurate by the Purchaser;

(iii)	been warranted to the Purchaser as being true; or

(iv)	been taken into account by the Purchaser as being important to its decision to enter into, or agree to any or all of the terms of, this Agreement,

except those set out in the Vendor Warranties.

10.5	Limitation Periods

The Vendors are not liable for a breach of a Vendor Warranty or Tax Claim unless the Purchaser has given written notice of the Claim to the Vendors under clause 11.1(a) on or before the date:

(a)	in the case of a Claim for breach of a Title Warranty, seven years after the Completion Date;

(b)	in the case of a Tax Claim, four years after the Completion Date; and

in the case of any other Claim two years after the Completion Date, and in each case within 6 months of the date the Purchaser notifies the Vendors of the Claim under clause 10.5(a):

(c)	the Claim has been agreed, compromised or settled; or

(d)	the Purchaser has issued and served legal proceedings against the Vendors (or any one of them) in respect of the Claim.

10.6	Maximum and minimum amounts

(a)	The Vendors are not liable for any Claim unless the amount of the Claim:

(i)	exceeds A$5,000 in respect of a particular matter; and

(ii)	either alone or together with the amount of any of the Purchaser’s other Claims that satisfy clause 10.6(a)(i) exceeds A$50,000,

in which event, subject to clauses 10.6(b) and 10.6(c), the Vendors are liable for all of the Loss suffered including the initial A$50,000.

(b)	The maximum aggregate amount that each Vendor is required to pay in respect of all Claims is limited as follows:

(i)	in respect of each Vendor for all Title Warranties provided by that Vendor, 100% of the Consideration value received by that Vendor;

(ii)	in respect of each Business Warranty Vendor in respect of all Tax Claims made against that Business Warranty Vendor, 100% of the Consideration value received by that Business Warranty Vendor less any amount for which the Business Warranty Vendor is liable under clause 10.6(b)(i);

(iii)	in respect of all Business Warranty Claims, 60% of the Consideration value received by all Business Warranty Vendors; and

(iv)	in respect of each Business Warranty Vendor in respect of all Business Warranty Claims made against that Business Warranty Vendor, 100% of the Consideration value received by each Business Warranty Vendor less any amount for which the Business Warranty Vendor is liable under clause 10.6(b)(i) and (ii).

(c)	For the purposes of clause 10.6(a)(i):

(i)	Claims arising out of separate sets of facts, matter or circumstances will not be treated as one Claim, even if each set of facts, matters or circumstances may be a breach of the same Vendor Warranty; and

(ii)	Claims of the same or similar nature arising out of the same or similar facts, matters or circumstances will be treated as one Claim.

10.7	Warranty limitations not to apply in certain circumstances

Clauses 10.5 and 10.6 do not apply to the extent that there has been fraud, dishonesty or wilful concealment on the part of the Vendor in respect of a Vendor Warranty given by it or its agents or advisers.

10.8	Reimbursement of payments subsequently received

(a)	The Vendors are not liable under a Claim for any Loss that a Purchaser Group Member has otherwise recovered, or been compensated for, under this Agreement or by any other means from another source whether by way of contract, indemnity or otherwise.

(b)	If a Purchaser Group Member is entitled to recover, or be compensated for by any other means, any Loss from another source the Purchaser must, and the Purchaser must procure each Purchaser Group Member to, use reasonable endeavours to recover or be compensated for or procure that such Loss is recovered or compensated for as soon as practicable from that source so as to reduce as far as possible the Loss that is the subject of any Claim against the Vendors.

(c)	If a Purchaser Group Member receives payment from or on behalf of the Vendors in respect of a Claim (Claim Amount) and after that payment is received a Purchaser Group Member receives any payment by reason of the fact, matter or circumstance to which the Claim relates (Recovery Amount), the Purchaser must promptly, and in any event within 20 Business Days after that payment is received, repay to the Vendors (in their Consideration Proportions) in Immediately Available Funds an amount equal to the lesser of the Claim Amount and the Recovery Amount less:

(i)	all reasonable and proper costs incurred by a Purchaser Group Member (as the case may be) in recovering the Recovery Amount;

(ii)	any Tax payable by a Purchaser Group Member (as the case may be) as a result of receiving the Recovery Amount; and

(iii)	otherwise, the amount by which the loss or damage suffered by the relevant Purchaser Group Member (prior to having received the Claim Amount) exceeds the Claim Amount.

10.9	Mitigation of Loss

(a)	The Purchaser must, and must procure each Company Group Member to:

(i)	take reasonable actions to mitigate any Loss that may give rise to, or increase, a Claim; and

(ii)	not omit to take any reasonable action that would mitigate any Loss that may give rise to, or increase, a Claim.

(b)	If the Purchaser does not comply with clause 10.9(a), the Vendors are not liable to the Purchaser for the amount by which the Loss would have been reduced as a consequence of that compliance.

10.10	General limitations

The Vendors are not liable under a Claim for any Loss or amount described below to the extent that Loss or amount:

(a)	arises in respect of a matter that has been specifically provided for in cash amounts retained by the Company Group in the calculation of the Actual Available Cash;

(b)	arises from an act or omission by or on behalf of the Vendors or a Company Group Member before Completion that was made or done:

(i)	with the prior written consent of the Purchaser;

(ii)	at the direction or instruction of the Purchaser;

(c)	arises from, or is increased as a result of, anything done or not done after Completion by or on behalf of the Purchaser or a Purchaser Group Member;

(d)	could only have been avoided by the Vendors or a Company Group Member breaching their obligations at law or under this Agreement;

(e)	arises from:

(i)	the enactment or amendment of any legislation or regulations;

(ii)	a change in the judicial or administrative interpretation of the law; or

(iii)	a change in the practice or policy of any Governmental Authority,

in each case after the date of this Agreement, and including legislation, regulations, amendments, interpretation, practice or policy that has a retrospective effect;

(f)	would not have arisen but for a change after Completion in any accounting policy or practice of a Company Group Member that applied before Completion, except as required to comply with the Law or the Accounting Standards which apply from time to time

(g)	is not a reasonable legal cost;

(h)	is Consequential Loss;

(i)	is remediable, provided it is remedied to the satisfaction of the Purchaser, acting reasonably, within 20 Business Days after the Vendors receive written notice of the Claim in accordance with clause 11.1(a);

(j)	arises out of the cessation or alteration of or a significant change in the nature of the Business of the Company Group on or from the date of this Agreement undertaken by or at the direction of the Purchaser (or the Purchaser Group);

(k)	is (or would have been if notified to the insurers in a timely manner) recoverable by insurance held by the Purchaser or Company Group or would have been had the Purchaser caused the Company Group to maintain the insurance policies in place at Completion (subject to the Management Vendors complying with clause 5.8).

10.11	Purchaser benefits

In assessing any Loss recoverable by the Purchaser as a result of a Claim, there must be taken into account any benefit actually received by the Purchaser or any Company Group Member (including any amount of any relief, allowance, exemption, exclusion, set-off, deduction, loss, rebate, refund, or credit granted in respect of a Tax or Duty under any law obtained by any Company Group Member and any amount by which any Tax for which any Company Group Member is or may be liable to be assessed or accountable is reduced or extinguished), arising directly or indirectly from the matter that gives rise to that Claim.

10.12	Sole remedy

(a)	The Vendors do not have any liability to the Purchaser:

(i)	in connection with the Transaction or the matters the subject of this Agreement or the Disclosure Materials; or

(ii)	resulting from or implied by conduct made in the course of communications or negotiations in respect of the Transaction or the matters the subject of this Agreement or the Disclosure Materials,

under a Claim unless the Claim may be made under the terms of this Agreement or arises out of fraud or criminal actions or a statutory right or other claim that cannot be excluded by contract.

(b)	The Purchaser must not make a Claim that the Purchaser would not be entitled to make under this Agreement or that is otherwise inconsistent with the Purchaser’s entitlement to make a Claim under this Agreement and the Purchaser acknowledges that to do so would be to seek to circumvent the Parties’ intention under clause 10.12(a).

10.13	Statutory actions

To the maximum extent permitted by law, the Purchaser agrees not to make, and waives any right it may have to make, any Claim under or in respect of this Agreement against the Vendors under:

(a)	Part 7.10 of the Corporations Act (including section 1041(H));

(b)	the Australian Securities and Investments Commission Act 2001 (Cth) in relation to subdivision 12DA of that Act;

(c)	the Australian Consumer Law (including sections 4, 18 and 29) as set out in Schedule 2 of the Competition and Consumer Act 2010 (Cth); or

(d)	any corresponding or similar provisions of the legislation of any Australian state or territory or the Commonwealth of Australia,

unless the Claim arises out of fraud or criminal action.

10.14	Reduction of Consideration

Any monetary compensation received by the Purchaser as a result of any breach by the Vendors of any Vendor Warranty or as a result of any Claims under any guarantee or indemnity granted in favour of the Purchaser under this Agreement is, at the sole and absolute election of the Purchaser, to be in reduction and refund of the Consideration or is to be compensation for loss and damage.

10.15	Independent limitations

Each qualification and limitation in this clause 10 is to be construed independently of the others and is not limited by any other qualification or limitation.

10.16	Tax effect of Claims

If a Party (Payor) is liable to pay an amount to another Party (Recipient) in respect of a Claim and that payment is treated as income under the Tax Law such that the payment increases the income tax payable by the Recipient, or the Head Company of any Consolidated Group of which the Recipient is a member (collectively the Recipient Group) under the Tax Law, then the payment must be grossed-up by such amount as is necessary to ensure that the net amount retained by the Recipient Group after deduction of Tax or payment of the increased income tax equals the amount the Recipient Group would have retained had the Tax or increased income tax not been payable.

10.17	No liability for Management Vendors Representatives

The Management Vendors Representatives (in that capacity) provide no Vendor Warranties and accordingly have no liability to the Purchaser for the Vendor Warranties or any other obligations of the Vendors in this Agreement (save that this does not in any way limit the liability of a Management Vendor Representative:

(a)	for obligations expressly assumed by them under this Agreement (including under clause 6.4(b)); or

(b)	if that person has liability in his capacity as a Vendor (or, in the case of Walsh, as guarantor of the Walsh Guaranteed Obligations under this Agreement).

11.	procedures for dealing with claims

11.1	Notice of Claims

(a)	The Purchaser must promptly and, in any event within 20 Business Days of the Purchaser becoming aware of any events, matters or circumstances that are reasonably likely to give rise to a Claim for a breach of Vendor Warranty or under the tax indemnity in clause 12.1 (whether alone or with any other Claim or circumstances or with the passage of time), give the Vendors written notice of such events, matters or circumstances.

(b)	The Purchaser must include in each notice given under clause 11.1(a) full details (including the Purchaser’s reasonable estimate of the amount), to the extent then known to the Purchaser, of:

(i)	the Claim and if applicable, any other Claims that together with the Claim give rise to any applicable thresholds in clause 10.6(a) being exceeded; and

(ii)	the events, matters or circumstances giving rise to the Claim.

(c)	The Purchaser must also include in each notice given under clause 11.1(a) an extract of:

(i)	any part of a Demand that identifies the liability or amount to which the Claim relates or other evidence of the amount of the Demand to which the Claim relates; and

(ii)	if available or relevant, any corresponding part of any adjustment sheet or other explanatory material issued by a Governmental Authority that specifies the basis for the Demand to which the Claim relates or other evidence of that basis.

(d)	The Purchaser must provide a copy of any document referred to in clause 11.1(c) to the Vendors as soon as practicable and in any event within 5 Business Days after receipt of that document by the Purchaser.

(e)	The Purchaser must keep the Vendors informed, on an on-going basis, of all developments in relation to the events, matters or circumstances the subject of the Claim notified under clause 11.1(a).

(f)	If the Purchaser does not materially comply with this clause 11.1 in respect of a Claim (which includes, without limitation, any failure by the Purchaser to notify the Vendors as required by clause 11.1(a)), the Vendors are not liable under the Claim to the extent that the non-compliance has increased the amount of the Claim.

11.2	Third Party Claims

The following additional obligations apply in respect of Third Party Claims:

(a)	(No admission) The Purchaser must not, and must ensure that each Purchaser Group Member does not:

(i)	accept, compromise or pay;

(ii)	agree to arbitrate, compromise or settle; or

(iii)	make any admission or take any action in relation to,

a Third Party Claim that may lead to liability on the part of the Vendors under a Claim or under this Agreement without the Vendors’ prior written approval (such approval not to be unreasonably withheld).

(b)	(Defence of Claim) Within 10 Business Days of receipt of a notice under clause 11.1(a) in respect of a Claim that arises from or involves a Third Party Claim, the Vendors may, by giving written notice to the Purchaser, assume the conduct of the defence of the Third Party Claim;

(c)	(Vendors assume conduct) If the Vendors assume the conduct of the defence of the Third Party Claim by giving a notice to the Purchaser in accordance with in clause 11.2(b):

(i)	(indemnity) provided that the Vendors provide the Purchaser with an indemnity against all Loss that may result from such action, the Purchaser must take, and must procure that each Purchaser Group Member and the Company takes, all action reasonably requested by the Vendors to avoid, contest, compromise or defend the Third Party Claim, including using professional advisers nominated by the Vendors and approved by the Vendors for this purpose, provided that the Vendors indemnify the Purchaser against, and agrees to reimburse and compensate the Purchaser for, any Loss arising from and any costs incurred in connection with such action; and

(ii)	(access) the Purchaser must provide and must procure that each Purchaser Group Member provides, the Vendors with all reasonable assistance requested by them in relation to the Third Party Claim, including providing access to witnesses and documentary or other evidence relevant to the Third Party Claim, allowing them and their legal advisers to inspect and take copies of all relevant books, records, files and documents, and providing them with reasonable access to the personnel, premises and chattels of the Purchaser Group Members and the Company for the sole purpose of obtaining information relevant to the Third Party Claim.

(d)	(Conduct of Third Party Claim by Vendors) If the Vendors assume the conduct of the defence of a Third Party Claim by giving notice to the Purchaser in accordance with in clause 11.2(b), in conducting any proceedings or actions in respect of that Third Party Claim, the Vendors must:

(i)	act in good faith and reasonably in the circumstances (including having regard to the likelihood of success and the effect of their actions on the reputation of the Purchaser Group Members) and must not take or persist in any course of action that might reasonably be regarded as harmful to the reputation, affairs or operations of the Purchaser Group Members;

(ii)	indemnify the Purchaser against all Loss incurred by the Purchaser as a direct result of assuming the conduct of the defence of the Third Party Claim. The amounts payable under this clause include any Loss of the kind referred to in this indemnity which are incurred by the Purchaser Group;

(iii)	liaise with the Purchaser in relation to the defence of the Third Party Claim and, on an ongoing basis, on request by the Purchaser, keep the Purchaser informed of all material developments in relation to the Third Party Claim and any matter giving rise to the Third Party Claim; and

(iv)	provide the Purchaser with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim.

(e)	(Purchaser assumes conduct) If, in respect of a Claim that arises from or involves a Third Party Claim, the Vendors do not give notice to the Purchaser under clause 11.2(b) within the 14 day period referred to in clause 11.2(b), the Purchaser:

(i)	may defend or procure that a Purchaser Group Member or the Company defends, the Third Party Claim; and

(ii)	must procure that any Purchaser Group Member conducting any proceedings or actions in respect of the Third Party Claim:

(A)	acts in good faith and reasonably in the circumstances (including having regard to the likelihood of success and the effect of the action on the reputation of the Business);

(B)	acts in consultation with the Vendors;

(C)	keeps the Vendors informed of all material developments in relation to the defence of the Third Party Claim (including any proposed settlement or compromise of it); and

(D)	provides the Vendors with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim.

12.	Tax

12.1	Tax indemnity

The Business Warranty Vendors each severally indemnify and hold harmless the Purchaser, each Company Group Member and the Deregistered Company, and must pay the Purchaser, the Company Group Member or the Deregistered Company in Immediately Available Funds the amount of any:

(a)	Tax that arise from or relate to any actual or deemed income, profits or gains earned, received or arising before Completion or are attributable to any event occurring before Completion or Duty payable to the extent that the Duty relates to any act, transaction, event or omission, or an instrument executed or performed, on or before Completion by the Company Group Member or the Deregistered Company to the extent that the Tax or Duty:

(i)	relates to any period, or part period, up to and including Completion; or

(ii)	arises as a result of entry into this Agreement or Completion (other than any Duty to be paid by the Purchaser under clause 28.1); and

(b)	Tax Costs incurred by or on behalf of each Company Group Member or the Deregistered Company to the extent those Tax Costs arise from or relate to any of the matters for which the Vendors are liable under clause 12.1(a), except to the extent that the Vendors’ liability for the Tax or Duty is limited or qualified under this clause 12 or the Tax has been accrued.

12.2	Limitations

The Business Warranty Vendors are not liable under a Tax Claim for any Loss or amount described below to the extent that Loss or amount has been recovered by the Purchaser under another Claim.

12.3	Time for payment

The Business Warranty Vendors are not required to make payment until the day that is 10 Business Days before the last date on which payment of that Tax or Duty may lawfully be made without incurring penalties or interest for late payment.

12.4	Refunds

If the Purchaser has received payment from the Business Warranty Vendors in respect of a Tax Claim (Tax Payment Amount) and any Purchaser Group Member receives any refund in respect of the fact, matter or circumstance in respect of which that payment was made (Tax Refund Amount) the Purchaser must within 30 days after that refund is received repay to the Business Warranty Vendors (pro rata in proportion to their respective Consideration Proportions) in Immediately Available Funds an amount equal to the lesser of the Tax Payment Amount and the Tax Refund Amount less:

(a)	all reasonable costs incurred by any Purchaser Group Member in obtaining that refund; and

(b)	if a refund includes interest on overpaid Tax or Duty, the amount of Tax or Duty payable on that interest by the recipient of the refund.

12.5	Gross up by Vendors

If the Business Warranty Vendors are liable to pay an amount to the Purchaser under a claim and:

(a)	that payment is subject to a withholding or deduction under a Tax Law; or

(b)	as a consequence of the payment, an amount of assessable income arises for the recipient under a Tax Law,

then the payment must be grossed up by such an amount as is necessary to ensure that the net amount retained by the Purchaser after any such deduction or payment of Tax equals the amount the Purchaser would have retained had the withholding or deduction or Tax not been payable.

12.6	Rollover relief

The Purchaser acknowledges and agrees that:

(a)	the Vendors intend for rollover relief under subdivision 124-M of the ITAA 1997 to apply to the Transaction; and

(b)	Holdings will not do anything with the intention of preventing the Vendors from obtaining the rollover relief contemplated by clause 12.6(a).

13.	tax assessments

13.1	Notice

If, after Completion any Purchaser Group Member or a Deregistered Company receives or proposes to lodge any Tax Assessment which is reasonably likely to give rise to a Tax Claim, the Purchaser must as soon as reasonably practicable give the Vendors notice of the Tax Assessment (including a copy of each document received or proposed to be lodged in connection with the Tax Assessment):

(a)	in the case of a Tax Assessment received from a Tax Authority, within 30 days after the Tax Assessment is received; and

(b)	in the case of a Tax Assessment proposed to be lodged with any Tax Authority, no later than 14 days before the Tax Assessment is proposed to be lodged.

13.2	Obligations after notice given

If the Purchaser gives notice under clause 13.1, then until the Tax Assessment has been finalised:

(a)	The Purchaser must give and must procure that the relevant Company Group Member or a Deregistered Company gives to the Vendors all information as the Vendors may reasonably require in relation to the progress of the Tax Assessment;

(b)	the Purchaser must not and must procure that the relevant Company Group Member or a Deregistered Company does not for a period of 7 days after that notice is given under clause 13.1:

(i)	in the case of a Tax Assessment received from a Tax Authority, engage in any discussion or negotiation with or confer with any Tax Authority concerning the Tax Assessment or make any admission of liability, agreement, settlement or compromise with any Tax Authority in respect of the Tax Assessment; or

(ii)	in the case of a Tax Assessment proposed to be lodged with any Tax Authority, lodge that Tax Assessment,

without the prior written consent of the Vendors which consent is taken to be given if that action is required by law and in any other case must not be unreasonably withheld or delayed.

13.3	Vendors’ response to notice

The Vendors may within 14 days after notice is given under clause 13.1 in relation to a Tax Assessment give notice to the Purchaser:

(a)	acknowledging to the Purchaser in a form reasonably satisfactory to the Purchaser that the Vendors are liable to make payment to the Purchaser under clause 12.1 in relation to the Tax Assessment; and

(b)	requiring the Purchaser to comply with the terms of clause 13.4 in relation to the Tax Assessment.

13.4	Effect of Vendors’ notice

If the Vendors give notice under clause 13.3 in relation to a Tax Assessment then:

(a)	provided that the Vendors and their professional advisers have given any undertaking as to confidentiality that the Purchaser may reasonably require, the Purchaser must procure that the relevant Company Group Member or a Deregistered Company provides the Vendors and their professional advisers with all access to the employees and records of the relevant Company Group Member or Deregistered Company as the Vendors may reasonably require in connection with the Tax Assessment and permit the Vendors to take copies of those records; and

(b)	the Purchaser must procure that the relevant Company Group Member:

(i)	responds to the Tax Assessment in any manner as the Vendors, in consultation with the Purchaser, may reasonably request including by giving notice of objection to the Tax Assessment; and

(ii)	takes any other action as the Vendors, in consultation with the Purchaser, may reasonably request to avoid, dispute, settle or compromise the Tax Assessment.

13.5	Purchaser’s right to settle

If the Vendors do not give notice under clause 13.3 or if the Vendors do not within 60 days after giving notice under clause 13.3 request the Purchaser to take actions then without limiting the Purchaser’s other rights under this Agreement, the Purchaser is entitled to procure the relevant Company Group Member or Deregistered Company to settle, compromise or pay the Tax Assessment on any terms.

14.	release of third party guarantees

14.1	Parties to procure

The Vendors and the Purchaser must use best endeavours to procure that each Third Party Guarantor which has provided a Third Party Guarantee is fully released from all liabilities under the relevant Third Party Guarantee with effect from Completion.

14.2	Obligations

If, in respect of a Third Party Guarantee, a Third Party Guarantor is not released from liability from that Third Party Guarantee it has given with effect from Completion, then:

(a)	the Vendors and the Purchaser will continue to use best endeavours to procure that each Third Party Guarantor is fully released from all liabilities under any Third Party Guarantee which it has given; and

(b)	from Completion until the release of each Third Party Guarantee, the Purchaser and each Company Group Member indemnifies each Third Party Guarantor against the amount of any Loss that a Third Party Guarantor may suffer as a result of, or in connection with, the enforcement of any Third Party Guarantee which that Third Party Guarantor has given to the extent that the liabilities arise solely from circumstances occurring after Completion.

15.	Escrow Account

(a)	As set out in clause 7.3, at Completion, the Purchaser must pay the Retention Amount into the Escrow Account in Immediately Available Funds.

(b)	Following Completion, the Retention Amount must be held in the Escrow Account in accordance with the terms of this clause 15.

(c)	Any interest that accrues on the credit balance on the Escrow Account from time to time must be credited to the Escrow Account and any payment of principal out of the Escrow Account must include a payment of the interest earned on that principal sum.

(d)	The liability for Taxation on any interest on any amount in the Escrow Account must be borne by the Party ultimately entitled to that interest.

(e)	The Purchaser and the Management Vendors Representatives must do all things required by this clause 15 in relation to the release of funds from the Escrow Account promptly and in accordance with, or as required by, this Agreement.

(f)	The Retention Amount must not be regarded as imposing any limit on the amount of any Claims under this Agreement or under any of the documents executed pursuant to this Agreement.

(g)	Nothing in this clause 15 will prejudice, limit or otherwise affect any right or remedy the Purchaser may have against the Management Vendors or the Business Warranty Vendors (as applicable) from time to time, whether arising under this Agreement or under any of the documents executed pursuant to this Agreement.

(h)	No amount may be released from the Escrow Account other than in accordance with this clause 15.

(i)	If a Notified Claim arises and is Resolved on or before the Release Date or any amount becomes due for payment by the Management Vendor Representatives to the Purchaser under clause 6.4(b), the Parties must, as soon as reasonably practicable and in any event within 5 Business Days after the Notified Claim is Resolved or any adjustment to the Cash Consideration becomes due for payment by the Management Vendors Representatives to the Purchaser under clause 6.4(b), cause the Company to release to the Purchaser from the Escrow Account in Immediately Available Funds the Due Amount or, if the Due Amount is more than the balance of the Escrow Account, the balance of the Escrow Account (less any applicable bank charges).

(j)	On the Release Date, the Parties must cause the Company to pay to the Business Warranty Vendors (in their respective Retention Amount Proportions) from the Escrow Account in Immediately Available Funds an amount (if any) equal to the remaining balance of the Escrow Account at the Release Date (together with any accrued interest less any applicable bank charges) less the sum of each Due Amount, to the extent that sum has not been satisfied in accordance with clause 15(i)or otherwise on or before the Release Date.

(k)	The Parties acknowledge and agree that the Vendors which are not Business Warranty Vendors will not be contributing to the Retention Amount (which, for the avoidance of doubt, can meet any Claims against any Vendor where Resolved in accordance with this clause 15) and thus will not be entitled to any balance of the Escrow Account on the Release Date.

(l)	A Notified Claim will be deemed to be Resolved for the purposes of this clause 15 if it has been:

(i)	agreed in writing between the Purchaser and the Vendors’ Representative as to both liability and quantum;

(ii)	finally determined (as to both liability and quantum) by a court of competent jurisdiction from which there is no right of appeal, or from whose judgment the relevant Party is debarred (by passage of time or otherwise) from making an appeal; or

(iii)	unconditionally withdrawn by the Purchaser in writing.

(m)	If a Due Amount is not satisfied in full from the Escrow Account, nothing in this Agreement will prevent or otherwise restrict the Purchaser’s right to recover the balance from the Vendors and the Due Amount (to the extent it is not satisfied from the Escrow Account) will remain fully enforceable against the Vendors.

(n)	Any payments made from the Escrow Account to the Purchaser under this clause 15 will be treated as a reduction of the Consideration.

16.	warranties by the purchaser and purchaser guarantor

16.1	Purchaser Warranties

The Purchaser gives the Purchaser Warranties in favour of the Vendors on the date of this Agreement and the Purchaser Warranties will be deemed to be repeated immediately before Completion.

16.2	Purchaser Guarantor Warranties

The Purchaser Guarantor gives the Purchaser Guarantor Warranties in favour of the Vendors on the date of this Agreement and the Purchaser Guarantor Warranties will be deemed to be repeated immediately before Completion.

16.3	Independent Warranties

Each of the Purchaser Warranties and Purchaser Guarantor Warranties is to be construed independently of the others and is not limited by reference to any other Purchaser Warranty or Purchaser Guarantor Warranty (as the case may be).

16.4	Reliance

The Purchaser and Purchaser Guarantor each acknowledge that the Vendors have entered into this Agreement and will complete this Agreement in reliance on the Purchaser Warranties and Purchaser Guarantor Warranties.

17.	PURCHASER GUARANTEE

17.1	Consideration

The Purchaser Guarantor acknowledges having entered into this Agreement for valuable consideration, including the Vendors entering into this Agreement.

17.2	Guarantee and indemnity

The Purchaser Guarantor unconditionally and irrevocably:

(a)	guarantees to the Vendors the due and punctual performance and observance by the Purchaser of all of the obligations contained in this Agreement that must be performed and observed by the Purchaser (Purchaser Guaranteed Obligations); and

(b)	indemnifies the Vendors against any Liability suffered or incurred by the Vendors in relation to the Purchaser failing, or being unable, to pay any amount or to perform any of its Purchaser Guaranteed Obligations in accordance with this Agreement, in each case, for any reason and whether or not any member of the Purchaser Group knew or ought to have known about those matters.

17.3	Non-payment or non-performance

If the Purchaser does not:

(a)	pay any amount it is obliged to pay under the Purchaser Guaranteed Obligations in accordance with this Agreement, the Purchaser Guarantor must pay that amount on demand as if it was the Purchaser; or

(b)	perform any of the other Purchaser Guaranteed Obligations under this Agreement, the Purchaser Guarantor must perform, or procure the performance of, those obligations (on demand by the Vendors (or the Vendors’ Representative) in accordance with this Agreement.

17.4	Immediate recourse

The Purchaser Guarantor waives any right it may have to require the Vendors to proceed against, or enforce any other rights or claim payment from, any other person before claiming from the Purchaser Guarantor under this clause 17.

17.5	Continuing Obligations

The guarantee and indemnity in this clause 17:

(a)	extends to the present and future balance of all the money payable by the Purchaser in connection with this Agreement;

(b)	is not wholly or partially discharged by the payment of any amount payable by the Purchaser under this Agreement or the settlement of any account by the Purchaser; and

(c)	continues until all obligations of the Purchaser under this Agreement have been completely fulfilled.

17.6	Extent of guarantee and indemnity

This clause 17 applies and the obligations of the Purchaser Guarantor are not reduced or discharged by:

(a)	an Insolvency Event affecting a person or the death of a person;

(b)	a change in the constitution, membership, or partnership of a person;

(c)	the partial performance of the Purchaser Guaranteed Obligations;

(d)	any judgment or order being obtained or made against, or the conduct of any proceedings by, the Purchaser or another person;

(e)	the exercise or non-exercise of any right, power, discretion or remedy of the Vendors;

(f)	any set-off, combination of accounts or counterclaim; or

(g)	the Vendors (or the Vendors’ Representative) granting any time or other indulgence or concession to, compounding or compromising with, or wholly or partially releasing the Purchaser or the Purchaser Guarantor of an obligation.

17.7	Principal and independent obligation

Each guarantee, indemnity and other obligation of the Purchaser Guarantor in this Agreement is:

(a)	a principal obligation and is not to be treated as ancillary, collateral or limited by reference to another right or obligation; and

(b)	independent of and not in substitution for or affected by another security interest or guarantee or other document or agreement which the Vendors or another person may hold concerning the Purchaser Guaranteed Obligations.

17.8	Prove in liquidation

The Purchaser Guarantor irrevocably authorises the Vendors (through the Vendor’s Representative) to prove in the liquidation or other relevant Insolvency Event affecting the Purchaser for all money that the Purchaser Guarantor can claim against the Purchaser on any account. The Vendors (through the Vendor’s Representative) need only account to the Purchaser Guarantor for distributions it receives in excess of any Purchaser Guaranteed Obligations, without interest.

17.9	Enforcement against the Purchaser Guarantor

The Vendors (or Vendors’ Representative) may enforce this clause 17 against the Purchaser Guarantor without first having to resort to another guarantee or security interest or other agreement relating to the Purchaser Guaranteed Obligations.

18.	Walsh GUARANTEE

18.1	Consideration

Walsh acknowledges having entered into this Agreement for valuable consideration, including the Purchaser entering into this Agreement.

18.2	Guarantee and indemnity

Walsh unconditionally and irrevocably:

(a)	guarantees to the Purchaser the due and punctual performance and observance by the Walsh Family Trust of all of the obligations contained in this Agreement that must be performed and observed by the Walsh Family Trust (Walsh Guaranteed Obligations); and

(b)	indemnifies the Purchaser against any Liability suffered or incurred by the Purchaser in relation to the Walsh Family Trust failing, or being unable, to pay any amount or to perform any of its Walsh Guaranteed Obligations in accordance with this Agreement, in each case, for any reason and whether or not any of the Vendors knew or ought to have known about those matters.

18.3	Non-payment or non-performance

If the Walsh Family Trust does not:

(a)	pay any amount it is obliged to pay under the Walsh Guaranteed Obligations in accordance with this Agreement, Walsh must pay that amount on demand as if he was the Walsh Family Trust; or

(b)	perform any of the other Walsh Guaranteed Obligations under this Agreement, Walsh must perform, or procure the performance of, those obligations (on demand by the Purchaser) in accordance with this Agreement.

18.4	Immediate recourse

Walsh waives any right he may have to require the Purchaser to proceed against, or enforce any other rights or claim payment from, any other person before claiming from Walsh Guarantor under this clause 18.

18.5	Continuing Obligations

The guarantee and indemnity in this clause 18:

(a)	extends to the present and future balance of all the money payable by the Walsh Family Trust in connection with this Agreement;

(b)	is not wholly or partially discharged by the payment of any amount payable by the Walsh Family Trust under this Agreement or the settlement of any account by the Walsh Family Trust; and

(c)	continues until all obligations of the Walsh Family Trust under this Agreement have been completely fulfilled.

18.6	Extent of guarantee and indemnity

This clause 18 applies and the obligations of Walsh are not reduced or discharged by:

(a)	an Insolvency Event affecting a person or the death of a person;

(b)	a change in the constitution, membership, or partnership of a person;

(c)	the partial performance of the Walsh Guaranteed Obligations;

(d)	any judgment or order being obtained or made against, or the conduct of any proceedings by, the Walsh Family Trust or another person;

(e)	the exercise or non-exercise of any right, power, discretion or remedy of the Purchaser;

(f)	any set-off, combination of accounts or counterclaim; or

(g)	the Purchaser granting any time or other indulgence or concession to, compounding or compromising with, or wholly or partially releasing the Walsh Family Trust or Walsh of an obligation.

18.7	Principal and independent obligation

Each guarantee, indemnity and other obligation of Walsh in this Agreement is:

(a)	a principal obligation and is not to be treated as ancillary, collateral or limited by reference to another right or obligation; and

(b)	independent of and not in substitution for or affected by another security interest or guarantee or other document or agreement which the Purchaser or another person may hold concerning the Walsh Guaranteed Obligations.

18.8	Prove in liquidation

Walsh irrevocably authorises the Purchaser to prove in the liquidation or other relevant Insolvency Event affecting the Walsh Family Trust for all money that Walsh can claim against the Walsh Family Trust on any account. The Purchaser need only account to Walsh for distributions it receives in excess of any Walsh Guaranteed Obligations, without interest.

18.9	Enforcement against Walsh

The Purchaser may enforce this clause 18 against Walsh without first having to resort to another guarantee or security interest or other agreement relating to the Walsh Guaranteed Obligations.

19.	CONFIDENTIALITY

19.1	Terms to remain confidential

Each Party is to keep confidential the terms of this Agreement, and any other Confidential Information obtained in the course of furthering this Agreement, or during the negotiations preceding this Agreement, and is not to disclose it to any person except:

(a)	to employees, legal advisers, auditors and other consultants requiring the information for the purposes of this Agreement;

(b)	with the consent of the other Parties;

(c)	if the information is, at the date of this Agreement, lawfully in the possession of the recipient of the information through sources other than any of the other Parties;

(d)	if required by law, regulation, stock exchange rule or other applicable legal, judicial or governmental process (including in relation to the proposed acquisition and listing of the Purchaser’s holding company);

(e)	if strictly and necessarily required in connection with legal proceedings relating to this Agreement;

(f)	if the information is generally and publicly available other than as a result of a breach of confidence; or

(g)	to a financier or prospective financier (or its advisers) of a Party.

19.2	Disclosure of Information

A Party disclosing the terms of this Agreement or any other Confidential Information in accordance with clause 19.1 must use all reasonable endeavours to ensure that the persons receiving the relevant information from it do not disclose the information except in the circumstances permitted in clause 19.1.

19.3	Inside information

(a)	(Acknowledgement) Each of the Vendors and Walsh acknowledges that the terms of this Agreement and some or all of the Confidential Information may be relevant to the price or the value of securities of Holdings.

(b)	(Prohibition) Each of the Vendors and Walsh must not, contrary to the insider trading provisions of the Corporations Act or any other insider trading or market abuse provisions of any other relevant securities laws in any jurisdiction:

(i)	deal, or cause or procure another person to deal, in securities of Holdings; or

(ii)	directly or indirectly communicate or cause the terms of this Agreement or any other Confidential Information to be communicated to another person if the relevant Vendor or Walsh (as applicable) knows, or ought reasonably to know, that the other party would or would be likely to deal, or cause or procure another person to deal, in securities of Holdings.

In this clause 19.3, “deal” includes to apply for, acquire or dispose of, or enter into an agreement to apply for, acquire or dispose of.

19.4	Obligations continuing

The obligations under this clause 19 contain obligations, separate and independent from the other obligations of the Parties and remain in existence for a period of 2 years from the date of this Agreement, regardless of any termination of this Agreement.

20.	Party as trustee

20.1	Capacity

If any Party (Trustee) enters into this Agreement in the capacity as trustee of any trust (Trust) under any trust deed, deed of settlement or other instrument (Trust Deed), and whether or not any other Party has notice of the Trust, then the Trustee enters into this Agreement both as trustee of the Trust and in its personal capacity.

20.2	Trustee’s warranties

The Trustee represents and warrants that:

(a)	it is the only trustee of the Trust and no action has been taken or is proposed to remove it as trustee of the Trust;

(b)	the Trustee has power under the Trust Deed and, in the case of a corporation, under its constitution, to enter into and execute this Agreement and to perform the obligations imposed under this Agreement as trustee;

(c)	all necessary resolutions have been passed as required by the Trust Deed and, in the case of a corporate Trustee, by its constitution, in order to make this Agreement fully binding on the Trustee;

(d)	the execution of this Agreement is for the benefit of the beneficiaries of the Trust;

(e)	it has a right to be fully indemnified out of the Trust assets in respect of obligations incurred by it under this Agreement;

(f)	there is not now, and the Trustee will not do anything by virtue of which there will be in the future, any restriction or limitation on the right of the Trustee to be indemnified out of the assets of the Trust; and

(g)	there is no material fact or circumstance relating to the assets, matters or affairs of the Trust that might, if disclosed, be expected to affect the decision of the other Parties, acting reasonably, to enter into this Agreement.

20.3	Change of Trustee

A Change of trustee of any Trust (including any appointment of an additional trustee) may occur provided that the party replacing the Trustee as trustee of the relevant Trust agrees to be bound by the terms of this Agreement in writing.

20.4	Several liability

Notwithstanding any other provision of this Agreement, the Purchaser acknowledges that the liability of each Trustee under this clause 20 is several only and not joint nor joint and several.

21.	NOTICES

21.1	Notices in writing

Each notice authorised or required to be given to a Party shall be in legible writing and in English addressed to the Party’s address set out in clause 21.2 (or such other address nominated in accordance with clause 21.3).

21.2	Initial address of Parties

The initial address of the Parties shall be as follows:

Party	Address	Attention	E-mail
Purchaser	[***]	Abby Macnish	[***] With a copy to: [***]

Company	[***]	Brett Muller	[***]

Vendors	The addresses set out in Schedule 1

Vendors’ Representative	[***]	Brett Muller	[***]

21.3	Change of Address

Each Party may from time to time change its address by giving notice pursuant to clause 21.1 to the other Parties.

21.4	Receipt of notice

Any notice given pursuant to clause 21.1 will be conclusively deemed to have been received:

(a)	in the case of the Vendors, and subject to the other provisions of this clause 19, where received or deemed to have been received by the Vendors’ Representative;

(b)	in the case of personal delivery, on the actual day of delivery;

(c)	if sent by mail, 2 Business Days from and including the day of posting (or 7 Business Days from and including the day of posting if posted to or from a place outside Australia); or

(d)	if sent by e-mail, when a delivery confirmation report is received by the sender which records the time that the e-mail was delivered to the addressee’s e-mail address (unless the sender receives a delivery failure notification indicating that the e-mail has not been delivered to the addressee), but if the delivery or receipt is on a day that is not a Business Day or is after 5.00 pm (addressee’s time) it is regarded as received at 9.00am on the following Business Day.

22.	VENDORS’ REPRESENTATIVE

22.1	Authority

Each of the Vendors:

(a)	despite any other provision of this Agreement, irrevocably authorises the Vendors’ Representative (subject only to clause 22.2) to act on its behalf in relation to any act, matter or thing required or permitted by the terms of this Agreement to be done by the Vendors or any of them, including:

(i)	to give and receive payments and documents on behalf of any Vendor;

(ii)	to direct payments to be made from or to any of Vendors’ accounts;

(iii)	to give and receive notices;

(iv)	to give any approval or exercise any discretion;

(v)	to amend, vary or waive any provision of this Agreement or any matter relating to this Agreement;

(vi)	to carry out any act or execute any document necessary or desirable in connection with effecting Completion in accordance with clause 7 for and on behalf of and as attorney for any of the Vendors;

(vii)	to carry out any act or execute any document necessary or desirable in relation to any Claim or potential Claim under or in respect of any transaction or matter contemplated by this Agreement, including to pursue, settle or compromise any such Claim on such terms as the Vendors’ Representative may in its absolute discretion determine; and

(viii)	to execute on behalf of any Vendor any document giving effect to any action referred to above;

(b)	acknowledges and agrees that the Purchaser is entitled to treat any act, matter or thing done by the Vendors’ Representative as binding on all Vendors and is not required to enquire further in respect of such act, matter or thing;

(c)	acknowledges and agrees that the Purchaser is entitled to deal solely with and rely on any decision, action, consent or instruction of the Vendors’ Representative acting in such capacity and done in accordance with this clause 22 as being a decision, action, consent or instruction of each and every Vendor;

(d)	acknowledges and agrees that any notice or document that is required to be served on the Vendors’ Representative is taken to be properly served on the Vendors’ Representative if the notice or document is served on the Vendors’ Representative in accordance with clause 21;

(e)	acknowledges and agrees that service on the Vendors’ Representative in accordance with clause 22.1(d) constitutes proper service of process on any or all of the Vendors for the purposes of this Agreement;

(f)	acknowledges and agrees that the Purchaser may discharge any obligation under this Agreement to give any payment, document, notice or other thing to one or more of the Vendors (including any document served to initiate or as part of legal proceedings against any one or more of the Vendors) by giving it to the Vendors’ Representative.

22.2	Replacement

The Vendors’ Representative or the Vendors (acting unanimously) may by notice to the Vendors and the Purchaser replace the Vendors’ Representative (either permanently or for such period as is specified in the notice) provided that in the event of a conflict between the Vendors and the Vendors’ Representative in relation to such replacement, the Vendors will prevail.

23.	GST Liability

(a)	Notwithstanding any provision in this Agreement, this clause 23 covers the GST liabilities of the Parties in relation to a Taxable Supply made by one Party under this Agreement (the Provider) to the other Party under this Agreement (the Recipient).

(b)	The Recipient must pay to the Provider the amount equal to the amount of any GST the Provider is liable to pay on any Taxable Supply made by the Provider under this Agreement (Provider’s Taxable Supply).

(c)	The Recipient must pay the Provider the amount in respect of GST the Recipient is liable to pay on each Provider’s Taxable Supply at the same time and in the same manner as the Recipient is obliged to pay for the Provider’s Taxable Supply provided that the Recipient may withhold payment of any amount in respect of GST until the Provider issues the Recipient with a valid Tax Invoice as defined by the GST Act covering the relevant Taxable Supply.

(d)	Unless specific reference is made, the price for each Provider’s Taxable Supply provided for by this Agreement does not include GST.

(e)	If a party becomes aware that the actual amount of GST payable on a Taxable Supply made in connection with this Agreement is more or less than the amount paid by the Recipient of the Supply, the difference on the amount payable must be paid or refunded, as applicable, by or to the relevant party promptly after the actual amount of GST on the Supply is paid or an be clearly ascertained, and an Adjustment Note, is issued as required by the GST Act.

24.	ASSIGNMENT

Subject to clause 3.5, no Party may assign any or all of its rights and obligations under this Agreement to any person except with the prior written consent of the other Parties which consent shall not unreasonably be withheld.

25.	FURTHER ASSURANCE

Each Party shall sign, execute and do all deeds, acts, documents and things as may reasonably be required by the other Party to effectively carry out and give effect to the terms and intentions of this Agreement.

26.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the law from time to time in the State of Western Australia and the Parties agree to submit to the non-exclusive jurisdiction of the courts of Western Australia and the courts which hear appeals therefrom.

27.	VARIATION

No modification or alteration of the terms of this Agreement shall be binding unless made in writing dated subsequent to the date of this Agreement and duly executed by the Parties.

28.	COSTS

28.1	Duty

All Duty assessed on or in respect of this Agreement shall be paid 100% by the Purchaser.

28.2	Legal Costs

Each Party shall bear their own legal costs of and incidental to the preparation, negotiation and execution of this Agreement.

29.	MISCELLANEOUS

29.1	Enforcement of Provisions

If any provision of this Agreement is invalid and not enforceable in accordance with its terms, all other provisions which are self-sustaining and capable of separate enforcement without regard to the invalid provision, shall be and continue to be valid and forceful in accordance with their terms.

29.2	Approvals and consents

If the doing of any act, matter or thing under this Agreement is dependent on the approval or consent of a Party, that Party may give conditionally or unconditionally or withhold its approval or consent in its absolute discretion, unless this Agreement expressly provides otherwise.

29.3	No merger

The Vendor Warranties, Purchaser Warranties and Purchaser Guarantor Warranties, undertakings and indemnities in this Agreement will not merge on Completion.

29.4	Specific performance

Each Vendor acknowledges that monetary damages alone would not be adequate compensation to the Purchaser for the Vendor’s breach of obligation to settle the sale of its Vendor Shares under this Agreement and that accordingly specific performance of that obligation is an appropriate remedy.

29.5	Sole Understanding

This Agreement shall constitute the sole understanding of the Parties with respect to the subject matter and replaces all other agreements (including the Terms Sheet) with respect thereto.

29.6	Counterparts

This Agreement may be executed in any number of counterparts (including by way of email) each of which shall be deemed for all purposes to be an original and all such counterparts taken together shall be deemed to constitute one and the same instrument.

29.7	Time

Time shall be of the essence in this Agreement in all respects.

29.8	Dispute resolution

(a)	If a dispute between the Parties arises in connection with this Agreement, then any Party may give a written notice of dispute to the others identifying the dispute and providing details of it (Dispute Notice).

(b)	Subject to clause 29.8(a), before resorting to external dispute resolution mechanisms, the Parties must use their best endeavours to resolve any dispute the subject of a Dispute Notice between themselves by holding a meeting between and the chief executive officer of the Purchaser, with each of them using best endeavours to resolve the dispute within 10 Business Days of the date of delivery of the Dispute Notice.

(c)	Nothing in this clause 29.8 will preclude a Party from taking immediate steps to seek injunctive relief, specific performance and/or declaratory relief before the appropriate court.

Executed as an agreement.

7/3/2023

Executed by Metprotech Pacific Pty Ltd ACN 054 129 029 in accordance with section 127(1) of the Corporations Act 2001 (Cth) by:	)
)
)

/s/ Abby Macnish		/s/ Keith Liddell
Company Secretary/Director		Director

Abby Macnish		Keith Liddell
Name of Company Secretary/Director (print)		Name of Director (print)

Signed by [***] in the presence of:	)
)

/s/ [***]
Signature
/s/ [***]
Witness

[***]
Full Name of Witness

Signed by [***] in the presence of:	)
)

/s/ [***]
Signature
/s/ [***]
Witness

[***]
Full Name of Witness

Signed by [***] in the presence of:	)
)

/s/ [***]
Signature

/s/ [***]
Witness

[***]
Full Name of Witness

Signed by [***] in the presence of:	)
)

/s/ [***]
Signature

/s/ [***]
Witness

[***]
Full Name of Witness

Signed by [***] in the presence of:	)
)

/s/ [***]
Signature

/s/ [***]
Witness

[***]
Full Name of Witness

Signed by [***] in the presence of:	)
)

/s/ [***]
Signature

/s/ [***]
Witness

[***]
Full Name of Witness

Executed by The Simulus Group Pty Ltd ACN 127 894 142 in accordance with section 127(1) of the Corporations Act 2001 (Cth) by:	)
)
)

/s/ Brett Muller
Company Secretary/Director		Director

Brett Muller
Name of Company Secretary/Director (print)		Name of Director (print)

Schedule 1 – vendorS, CONSIDERATION PROPORTIONS AND Retention Amount PROPORTIONS

[***]

Schedule 2 – vendor warranties

Part A: TITLE WARRANTIES – given by all Vendors

1.	TITLE

At Completion:

(a)	each Vendor is the legal and (except where the Vendor expressly enters into this Agreement as trustee of a trust) beneficial owner of the Vendor Shares listed against its name in Schedule 1 and has absolute title to sell those Vendor Shares to the Purchaser clear of all Encumbrances;

(b)	the Vendor Shares listed against each Vendor’s name in Schedule 1 comprise all of the issued share capital of the Company of which that Vendor is the registered holder, which are fully paid and no money is owing in respect of them;

(c)	the Purchaser will acquire the full legal and beneficial ownership of the Vendor Shares listed against each Vendor’s name in Schedule 1 free and clear of all Encumbrances, subject to registration of the Purchaser in the Company’s register of shareholders;

(d)	each Vendor is not bound by any restriction on the transfer of its Vendor Shares to the Purchaser including pre-emptive rights or first rights of refusal; and

(e)	there are no options, agreements or understandings which entitle or are reasonably likely to entitle any person to call for the purchase or transfer of its Vendor Shares.

2.	CAPACITY

Each Vendor has full power and capacity to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement, and each Vendor’s obligations under this Agreement are valid and binding and enforceable against it in accordance with their terms.

3.	AUTHORISATIONS

Each Vendor has obtained, or will before Completion obtain, all necessary authorisations for the execution, delivery and performance by that Vendor of this Agreement in accordance with its terms.

4.	NO LEGAL IMPEDIMENT

The execution, delivery and performance by each Vendor of this Agreement does not constitute a breach of any law or obligation, or cause or result in a default under any agreement, or Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this Agreement.

5.	INCORPORATION

Each Vendor that is a corporation warrants that:

(a)	it is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation; and

(b)	the execution, delivery and performance by it of this Agreement complies with its constitution or other constituent documents.

6.	SOLVENCY

Each Vendor is not the subject of an Insolvency Event and, so far as that Vendor is aware, there are no circumstances that justify that Vendor being the subject of an Insolvency Event.

PART B: BUSINESS WARRANTIES – given by the Business Warranty Vendors

7.	COMPANY GROUP

(a)	Each Company Group Member is duly incorporated and validly exists under the law of its place of incorporation.

(b)	Each Company Group Member has the power to own its assets and carry on the Business as it is now being conducted.

(c)	The business and affairs of each Company Group Member have at all times been and continue to be conducted in accordance with their constitutions.

(d)	No Insolvency Event has occurred in relation to a Company Group Member.

(e)	No Company Group Member is under any obligation to pay any dividend or similar payment of make any other distribution.

(f)	At Completion:

(i)	the Vendor Shares comprise the entire issued capital of the Company and there are no other securities on issue in the Company of any kind whatsoever; and

(ii)	no Company Group Member is:

(A)	under any obligation, whether or not subject to any condition, to issue, allot, create, sell, transfer, convert or otherwise dispose of any securities; or

(B)	party to any agreement or arrangement which gives rise to any obligation, whether or not subject to any condition, to issue, allot, create, sell, transfer, convert or otherwise dispose of any securities.

(g)	The Company has no subsidiaries other than the Subsidiary.

(h)	The Company is the legal and beneficial owner of the entire issued capital of the Subsidiary.

(i)	No Company Group Member has any interest in the share capital of any company, other than the Company in respect of its interest in the share capital of the Subsidiary.

8.	ASSETS

8.1	Title

Each Company Group Member has legal or beneficial ownership of, or the rights to use and possession of all assets necessary to enable the Company Group to continue to carry on the Business in substantially the same manner carried on at the date of this Agreement.

8.2	Tangible Assets

The Fixed Asset Register at Schedule 6 is a complete and accurate list of all Tangible Assets used in the Business as the date of this Agreement.

8.3	Other Tangible Assets

Each Tangible Asset:

(a)	is in good condition and proper working order (subject to reasonable wear and tear taking into account the age and usage of the relevant Tangible Asset);

(b)	is capable of doing the work for which it is designed;

(c)	conforms with all applicable descriptions, specifications and standards; and

(d)	so far as the Vendors are aware, has been maintained in accordance with prudent business practice and (where applicable) manufacturer’s recommended maintenance procedures.

8.4	Security Interests

(a)	There is no Security Interest over any of the assets of the Company Group, other than the Permitted Encumbrances.

(b)	So far as the Vendors are aware, there are no facts or circumstances arising before Completion that could result in the creation of a Security Interest over the assets of any Company Group Member after the Completion Date.

9.	ACCOUNTS

9.1	Preparation of Accounts

The Accounts:

(a)	were prepared in accordance with applicable laws and any applicable Accounting Standards required to be complied with under the Corporations Act;

(b)	having regard to the purpose for which they were prepared, present a true and fair view of the financial position of the Company Group as at the Accounts Date and the financial performance and operation of the Company Group for the financial period ending on the Accounts Date;

(c)	are not affected by any unusual, exceptional or non-recurring item; and

(d)	are not misleading or deceptive in any material respect.

9.2	Position since Accounts Date

Since the Accounts Date and up to the date of this Agreement, other than as contemplated by this Agreement:

(a)	there has been no event, occurrence, fact or circumstance affecting the business, assets, condition (financial or otherwise), liabilities, results of operations or prospects of the Business which may have a Material Adverse Effect upon the Business;

(b)	the Company has carried on the Business in the ordinary, regular and normal course;

(c)	no material liability has been incurred, except in the ordinary course of business, and no material contingent liability has been incurred by the Company in connection with the Business;

(d)	no material supplier has ceased, or substantially reduced the volume of, its business with the Company in relation to the Business and no such supplier could reasonably be expected to cease, or substantially reduce the volume of, its business as a result of the execution of this Agreement or Completion;

(e)	no change has been made to the collection processes for debts and payment terms for debtors and creditors of the Business;

(f)	no item, transaction or event, of a material or unusual nature and likely to affect substantially the operations, results or state of affairs of the Business, has arisen;

(g)	the Company has not increased the salary, wages or other remuneration of any Employee or Officer except:

(i)	in accordance with previous established practice; and

(ii)	in the ordinary course of ordinary business; and

(h)	the Company has not agreed to pay any redundancy payment to any Employee or Officer.

10.	INFORMATION

10.1	Information

The Disclosure Materials were prepared in good faith for the purpose of informing the Purchaser about the Vendor Shares, the Business and the Company Group and no information has been knowingly or recklessly omitted from the Disclosure Materials that could be expected to be material to a reasonable, prudent buyer’s valuation of the Business and the Company Group.

10.2	Factual information

The factual information relating to the Company Group set out in the Schedules to this Agreement is accurate in all material respects and no facts have been omitted which would render such factual information inaccurate or misleading in any material respect.

10.3	Consents and approvals

So far as the Vendors are aware, there are no third party (other than the Landlord’s consent required under the Lease Agreement), regulatory or tax consents or approvals necessary to complete the Transaction.

11.	INTELLECTUAL PROPERTY RIGHTS

11.1	Ownership

(a)	A Company Group Member is the sole legal and beneficial owner of, registered proprietor of, or applicant in respect of all Intellectual Property Rights used in the Business (other than any Third Party Intellectual Property used in the Business), free and clear of all Encumbrances, other than the Permitted Encumbrances.

(b)	So far as the Vendors are aware, no person is infringing or has infringed any Business Intellectual Property.

(c)	All data comprising test work and test reports generated by the Company Group is stored on the Servers located at the Premises, and, so far as the Vendors are aware, has not been amended, changed, copied, deleted or subject to data exfiltration from those Servers, other than any additions to such data in the ordinary course of business in the period between the date of the Term Sheet and Completion.

11.2	Right to use

(a)	Each Company Group Member has and will have immediately following Completion an enforceable right to use all Third Party Intellectual Property on terms and conditions no less favourable to it than the terms and conditions applicable as at the date of this Agreement (where these have been included in the Disclosure Materials).

(b)	No Company Group Member has granted any right to use or any interest in any Business Intellectual Property.

11.3	Infringement of third party rights

(a)	The conduct of the Business by the Company Group does not breach or infringe any Intellectual Property Rights, rights of confidentiality, moral rights or any other rights of any third party, where such breach or infringement will, or would reasonably be likely to, have a Material Adverse Effect on a Company Group Member.

(b)	So far as the Vendors are aware, the use of Business Intellectual Property and the use of the Third Party Intellectual Property, does not breach or infringe any Intellectual Property Rights of any third party, where such breach or infringement will, or would reasonably be likely to, have a Material Adverse Effect on a Company Group Member.

(c)	No person has notified a Company Group Member alleging any breach or infringement described in warranties 11.3(a) or (b).

11.4	Trade secrets

(a)	No trade secret or other Confidential Information of a Company Group Member has been disclosed or made available to any person except in the ordinary course of business and subject to a binding obligation of confidentiality on the part of the recipient.

(b)	The Company Group has established, maintained and complied with effective procedures and taken all necessary and reasonable steps to keep the trade secrets and Confidential Information of the Company Group confidential.

(c)	So far as the Vendors are aware, all third parties to whom the Company Group have disclosed trade secrets or Confidential Information in accordance with warranty 11.4(a), have also taken all necessary steps to keep the Confidential Information confidential.

11.5	Disclosure

The Vendors have disclosed in the Disclosure Materials all material Business Intellectual Property and agreements and arrangements relating to the material Third Party Intellectual Property.

11.6	Business names

No Company Group Member carries on business under any name other than its corporate name or the business name registrations disclosed in the Disclosure Materials. All registrations of such business names are in the name of a Company Group Member and are current.

11.7	Domain names

No Company Group Member uses any domain names other than as disclosed in the Disclosure Materials. All registrations and licences of such domain names are in the name of a Company Group Member and are current.

12.	BUSINESS IT

(a)	The Disclosure Materials includes details of all of the material systems, hardware and software that are owned by the Company Group or used by the Company Group in conducting, and that are required by it to conduct, the Business in the ordinary course as at the date of this Agreement.

(b)	Each component of the Business IT is owned by or validly licensed to the Company Group.

(c)	Other than as disclosed in the Disclosure Materials, there are no bespoke Information Technology systems developed, used or owned by the Company Group.

13.	LITIGATION

13.1	No litigation, prosecution, arbitration, mediation, or other proceedings

(a)	No Company Group Member is party to any litigation, prosecution, arbitration, mediation, or other proceedings relating to the Business.

(b)	So far as the Vendors are aware, there is no threatened litigation, prosecution, arbitration, mediation, or other proceedings against a Group Company or circumstances that might reasonably be expected to arise as a result of current circumstances.

13.2	No judgment or settlement unsatisfied

So far as the Vendors are aware, there is no pending, threatened or unsatisfied judgment, order, arbitral award, ruling, declaration, decree or decision of any court, tribunal, arbitrator or Governmental Authority, or unsatisfied settlement of proceedings in any court, tribunal or arbitration, which could reasonably be expected to adversely affect the Business, the Company Group or the Premises.

13.3	No investigation or enquiry by any Governmental Authority

So far as the Vendors are aware:

(a)	none of the Business, the Company Group or the Premises are or have been subject to any investigation or enquiry in any jurisdiction by any Governmental Authority and none is pending or threatened;

(b)	neither the Company, the Vendors nor any Related Body Corporate has received any request for information from any court or Governmental Authority in any jurisdiction in relation to the Business, the Company Group or the Premises; and

(c)	no circumstances exist that might reasonably be expected to give rise to an investigation, enquiry or request for information of the kind referred to in warranty 13.3(a) or (b).

14.	PROPERTY

14.1	Business carried on at the Premises

The Business is carried on only at or from the Premises.

14.2	Occupation

The Company Group has exclusive occupation and quiet enjoyment of the Premises and enjoys the benefit of all easements, rights, interests and privileges necessary or appropriate for the conduct of the Business from the Premises.

14.3	Title

The Company Group and the Vendors do not own any real property used in the Business.

14.4	Use

The Company Group and the Vendors have:

(a)	obtained all Authorisations necessary to lawfully conduct the Business from the Premises; and

(b)	complied with any conditions and restrictions imposed by any such Authorisation.

14.5	Property Leases

In respect of the Lease:

(a)	the Lease is valid, binding and enforceable and registered where required;

(b)	the Company and the Vendors have made all payments required by the Lease, has otherwise complied with the terms of Property Lease and all other covenants affecting the property the subject of the Lease and has not received any notice alleging that circumstances exist that might constitute a breach of the Lease;

(c)	the Landlord has not given any notice terminating or purporting to or advising of an intention to terminate the Lease; and

(d)	there are no circumstances that would entitle or require the Landlord to exercise any power of re-entry or possession or which might restrict or terminate the continued possession or occupation of any Premises in connection with the Business.

14.6	No breach

The Company and the Vendors are not in material breach of an agreement or covenant affecting any Premises.

14.7	No notices

So far as the Vendors are aware, are no outstanding notices, orders or proposals which may result in a notice or order:

(a)	for the compulsory acquisition or resumption of any of the Premises;

(b)	requiring work to be done or expenditure to be made on the Premises; or

(c)	which may materially adversely affect the Premises or the use of them by the Company Group or the Purchaser for the Business.

14.8	Condition and defects

The Premises and the buildings and other improvements on the Premises are:

(a)	suitable for use in the course of the Business (including with access to key services required for the Business, which services have not been subject to material interruption and, so far as the Vendors are aware, there exists no imminent or likely material interruption of those services);

(b)	free of structural defects;

(c)	free from any material defect which will or may materially decrease the value of the Premises;

(d)	safe and maintained and operated in accordance with all relevant laws; and

(e)	in a good condition and state of repair.

15.	ENVIRONMENT

15.1	Compliance with Environmental Law

So far as the Vendors are aware, the Company Group complies in all material respects with each Environmental Law relating to the Premises or the Company Group’s conduct of the Business at the Premises.

15.2	No litigation or notices

(a)	The Company Group and the Vendors are not the subject of any actual (or, so far as the Vendors are aware, potential) litigation, other proceedings or notice involving a demand for damages or other liability for breach of any Environmental Law.

(b)	The Company Group and the Vendors have not received any notice of, and the Vendors are not aware of, any circumstances which might lead to an Environmental Liability with respect to the Company Group, the Vendors, the Premises or the current or past use and/or occupation of or about the Premises.

15.3	No contamination

(a)	So far as the Vendors are aware, there has been no Contamination at or from the Premises.

(b)	There is no condition of the Premises which would entitle any person to require the Company Group or the Vendors to undertake any investigative or remedial action in or around any Premises or to contribute to the costs of doing so or to claim damages or a contribution from the Company Group or the Vendors.

16.	MATERIAL CONTRACTS

16.1	Disclosure of Contracts

(a)	Copies of all material contracts to which a Company Group Member is a party are included in the Disclosure Materials and there are no unwritten agreements or arrangements affecting the terms of those contracts.

(b)	No Company Group Member is party to any unwritten contracts or arrangements that are material to the Business.

16.2	Validity and enforceability

Each material contract to which a Company Group Member is a party is:

(a)	on arms’ length terms and was entered into in the ordinary course of business; and

(b)	is in current force and effect and enforceable in accordance with its terms by the relevant Company Group Member against all other parties to it.

16.3	Breach, Default and Termination

(a)	No Company Group Member is in material default of any material contract to which it is a party, nor has anything occurred or been omitted which would be a material default but for the requirements of notice or lapse of time or both under that material contract.

(b)	No person is in material breach or default under any material contract with the relevant Company Group Member, nor has anything occurred or been omitted which would be a material breach or default but for the requirements of notice or lapse of time or both under any material contract to which a Company Group Member is a party.

(c)	So far as the Vendors are aware, there are no grounds for invalidity, termination, rescission, avoidance or repudiation of any material contracts to which a Company Group Member is a party.

(d)	The Company Group is not party to any material contract which will:

(i)	terminate; or

(ii)	have terms imposed which are less favourable to the Purchaser than the current terms,

as a result of the Transaction.

(e)	No Company Group Member has received or given any notice of termination of any material contract to which it is a party which remains outstanding.

16.4	No Related Party contracts

No Company Group Member is a party to any written or unwritten agreement or arrangement with a Related Party (other than employment agreements or engagements with Officers or Employees who are Related Parties and which have been disclosed in the Disclosure Materials).

16.5	No memberships

No Company Group Member is a member of a joint venture, partnership or unincorporated association (other than a recognised trade association) affecting the Business.

17.	EMPLOYEES

17.1	Employee details and contracts

(a)	Schedule 5 is a complete and accurate list of all of the Officers and Employees engaged in the Business as at the date of this Agreement.

(b)	The Disclosure Materials contains:

(i)	complete and accurate details of:

(A)	the period of service of each Officer and Employee with the Company (as applicable) and any service with another employer recognised by the Vendors (as applicable) and accruals of annual leave, long service leave and personal/carer’s leave; and

(B)	the material terms of each Officer’s and each Employee’s terms of engagement or employment including remuneration and other benefits (including commissions, bonuses, profit sharing, shares and share options) paid or conferred on each Officer and each Employee;

(ii)	all the material terms of employment, codes of conduct and human resources policies and practices which apply to the Officers and the Employees; and

(iii)	copies of all contracts of service, letters of appointment and contracts for service for each Officer and each Employee.

17.2	Employment terms

Each Officer and Employee:

(a)	has a contract that provides that they are employed exclusively in the Business; and

(b)	has been paid in full by the Company (as applicable) all amounts due to that Officer or Employee other than payroll commitments for the active payroll period (fortnight).

17.3	No right of employment

There is no person other than an Officer or an Employee who has a right to be employed in the Business.

17.4	Payments

(a)	No Officer or Employee is entitled to any retention payment or payment of an entitlement which is triggered by the execution or completion of this Agreement.

(b)	The Company Group and the Vendors have not given a commitment (whether legally binding or not) to increase or supplement the wages, salaries, rostered days off, annual leave and leave loading, long service leave, personal/carer’s leave or any other remuneration, compensation, gratuities or benefits of any Officer or Employee beyond the amounts and entitlements disclosed in the Disclosure Materials.

(c)	The Company Group does not operate, and has not agreed to operate, a share incentive scheme, share option scheme, bonus scheme, profit sharing scheme or other employee incentive scheme with any Officer or Employee.

(d)	No Company Group Member is liable to pay any allowance, annuity, benefit, lump sum, pension, premium or other payment in respect of the death, disability, retirement, resignation or dismissal of any person other than:

(i)	that specified in a written contract of employment provided to the Purchaser in the Disclosure Materials; or

(ii)	as may be required under the NES.

17.5	No benefits above entitlements

The Company and the Vendors do not pay salary or provide other benefits to any Officer or Employee at a rate or in a manner exceeding that person’s entitlement under that the relevant employment agreement or engagement or legislation (including the SGA).

17.6	Claims

(a)	There is no actual or pending Claim by an Officer or an Employee against any Company Group Member and, so far as the Vendors are aware, there is no fact, matter or circumstance which may give rise to any such Claim.

(b)	No Company Group Member has been ordered to pay any damages, compensation or award to any Officer or Employee.

(c)	All Officers and Employees who are receiving or are due to receive workers’ compensation payments are specified in the Disclosure Materials.

(d)	None of the Officers or Employees has made a worker’s compensation claim that remains unresolved and none of them has any existing injury, disability or illness which affect his or her ability to perform his or her normal duties as an officer or employee of the Company Group.

(e)	Each Company Group Member has performed all material obligations required to be performed by it in respect of all Officers and Employees.

(f)	So far as the Vendors are aware, the Company Group does not have any undischarged liability to pay any Government Agency any contribution, Taxes or other impost which has fallen due arising in connection with the employment or engagement of personnel by the Company Group.

(g)	The Vendors have not received, as at the date of this Agreement, written notice of a Claim by an Officer or Employee arising from or relating to their employment.

17.7	Termination of employment/engagement

(a)	There is no:

(i)	notice of termination of employment or office outstanding in respect of any Officer or Employee; or

(ii)	actual or contingent liability to which a Company Group Member is or will be subject in respect of the termination of the employment or engagement of any Employee or Officer.

(b)	No Officer or Employee has given or been given written notice of termination of employment or will be entitled to terminate their employment as a result of the execution or performance of this Agreement and so far as the Vendors are aware, no Officer or Employee presently intends to terminate their employment or engagement.

17.8	Industrial disputes

No Company Group Member has been involved in an industrial dispute with an employee, trade union or employees’ association at any time and, so far as the Vendors are aware, there are no circumstances likely to give rise to such a dispute.

17.9	Awards and agreements

(a)	No Company Group Member is party to any agreement with any union or industrial or employees’ organisation.

(b)	No modern awards, enterprise agreements or other industrial instruments (whether registered or not) apply to any Officer or Employee.

17.10	Compliance

Each Company Group Member has each complied in all material respects with its obligations under any agreement (including, without limitation, any employment agreement) or statute in respect of its Officers and Employees, including all applicable workplace legislation, occupational health and safety legislation and discrimination legislation.

18.	SUPERANNUATION

18.1	Contributions up-to-date

Each Company Group Member has complied with all of its obligations to make superannuation contributions which they are obliged to make on behalf of the Officers and Employees.

18.2	Contributions for defined benefit fund

So far as the Vendors are aware, none of the Officers or Employees is a member of a defined benefit superannuation fund.

19.	BUSINESS RECORDS

(a)	The Business Records are in all material respects complete and accurate and will be up-to-date as at Completion, have been properly maintained by the Company Group in accordance with all applicable laws and are in the possession or under the custody or control of the Company Group at the Premises.

(b)	So far as the Vendors are aware, each document or filing which is required by law to be delivered or made to any Governmental Authority by the Company Group have been duly delivered or made.

20.	COMPLIANCE WITH LAWS

(a)	Each Company Group Member has all of the Authorisations and other material permits, licences, consents and other authorisations required to conduct the Business (Approvals) and such Authorisations and Approvals are valid and in good standing.

(b)	The Business has been conducted in all material respects in accordance with applicable laws, regulations, Authorisations and Approvals.

(c)	No allegations have been made that the Company Group has breached any applicable laws, regulations, Authorisations or Approval in the conduct of the Business.

(d)	The Company Group has paid all fees in respect of its Authorisations and Approvals.

(e)	So far as the Vendors are aware, the Company Group has not done, or omitted to do, any act or thing that might prejudice the continuance, renewal or extension of any Authorisation or Approval.

21.	INSURANCE

21.1	Disclosure

The Disclosure Materials contain copies of all current insurance policies and cover notes taken out in respect of a Company Group Member or the Business as at the date of this Agreement (Insurances).

21.2	Currency

Each Insurance is currently in full force and effect and all applicable premiums have been paid.

21.3	No Voiding

So far as the Vendors are aware, nothing has been done or omitted to be done that would make any Insurance void or voidable or that would permit an insurer to cancel the policy or refuse or materially reduce a claim or materially increase the premiums payable under the Insurances.

21.4	No claims

(a)	There are no outstanding claims made by a Company Group Member or any person on its behalf under an Insurance or an insurance policy previously held by a Company Group Member.

(b)	So far as the Vendors are aware, no event (other than one that has given rise to a claim that is not outstanding) has arisen that may give rise to a claim by a Company Group Member under any insurance policy.

21.5	Insurance required by law

Each Company Group Member has affected all insurances required by law to be effected by it, subject to deductibles.

21.6	Non-Company Group assets

The insurance affected by each Company Group Member does not cover any asset other than those owned or used by the Company Group Member.

22.	TAXES AND DUTIES

22.1	Compliance with Tax Law

Any Tax Group Member has complied in all material respects with all obligations imposed on them by any Tax Law or as requested by any Governmental Agency, which include but are not limited to the following:

(a)	In any year, where any Tax Group Member has determined their status as a Small Business Entity as defined by ITAA 1997 Act, then that Tax Group Member is a Small Business Entity for that year.

(b)	In any year, where any Tax Group Member has determined their status as a Base Rase Entity as defined by ITAA 1997 Act and the Income Tax Rates Act, 1986, then that Tax Group Member is a Base Rate Entity for that year.

(c)	In any year, where any Tax Group Member has recovered prior year income tax losses, then that Tax Group Member has satisfied either the Continuity of Ownership Test, or Business Continuity Test as defined by ITAA 1997.

(d)	The share capital account of any Tax Group Member is not ‘tainted’ within the meaning of section 995-1 of ITAA 1997.

(e)	All dividends and other distributions paid or made by any Tax Group Member to its shareholders have been properly authorised and effected in accordance with applicable provision of the Tax Group Member’s Constitution, the Corporations Act, ITAA 1997, ITAA 1936 and all other applicable laws (including Tax Laws) and tax rulings.

(f)	Each Tax Group Member has met all obligations under the Fringe Benefits Tax Assessment Act 1986.

(g)	Each Tax Group Member has met all obligations under the Payroll Tax Assessment Act 2002.

(h)	Any Tax Group Member making a claim under the Coronavirus Economic Response Package (Jobkeeper Payments) Amendment Act 2020), was eligible to do so and all obligations pertaining thereto have been met and there has been no over claims made.

(i)	Each Tax Group Member has met all obligations under the Superannuation Guarantee Charge Act 1992 (Cth) and the Superannuation Guarantee (Administration) Act 1992 (Cth), Industrial Awards or Agreement including but not limited to ensuring that if the Superannuation Guarantee Charge as defined in either or both of the above-mentioned Acts in this clause should have been paid, then Superannuation Guarantee Charge has been paid.

22.2	Tax paid

Any Tax or Duty arising under any Tax Law payable in respect of any transaction or any Tax liability arising out of returns submitted under section 22.5 of this Schedule 2 for all periods up to the time immediately after Completion will have been paid.

22.3	Withholding tax

Any obligation on a Tax Group Member under any Tax Law to withhold amounts at source has been complied with.

22.4	Records

Each Tax Group Member has maintained proper and adequate records to enable it to comply in all material respects with its obligations to:

(a)	prepare and submit any information, notices, computations, returns and payments required in respect of any Tax Law;

(b)	prepare any accounts necessary for compliance with any Tax Law; and

(c)	retain necessary records as required by any Tax Law. So far as the Vendors are aware, such records are accurate in all material respects.

22.5	Returns submitted

(a)	Each Tax Group Member has submitted any necessary information, notices, computations and returns and activities statements to the relevant Governmental Agency in respect of any Tax or any Duty relating to the Tax Group Members.

(b)	So far as the Vendors are aware, any information, notice, computation and return that has been submitted by a Tax Group Member to a Governmental Agency in respect of any Tax:

(i)	discloses all material facts required to be disclosed under any Tax Law;

(ii)	is not misleading in any material particular; and

(iii)	has been submitted with the relevant Governmental Agency.

22.6	No Tax audit

The Vendors are not aware of any pending or threatened Tax or Duty audit relating to a Tax Group Member.

22.7	No disputes

There are no disputes between a Tax Group Member and any Governmental Agency in respect of any Tax or Duty.

22.8	Franking credits

(a)	No Tax Group Member will have a franking account deficit immediately after Completion. No act or omission of a Tax Group Member at or before Completion will cause any Tax Group Member to be liable for franking tax including but not limited to Franking Deficits Tax as defined by ITAA 1997 immediately after Completion.

(b)	There will not be any franking debit to any Tax Group Member’s franking account after Completion that relates to a transaction or arrangement entered into at or before Completion.

22.9	Stamping

(a)	All documents and transactions entered into by a Tax Group Member that are required to be stamped have been duly stamped.

(b)	No Tax Group Member has in the last 5 years been a party to any transaction where an asset was transferred to a Related Body Corporate and relief from Duty was obtained.

22.10	GST

(a)	Each Tax Group Member has complied in all material respects with all laws, contracts, agreements or arrangements binding on it relating to GST and, where a Tax Group Member has the right to require another party to any such agreement or arrangement to pay to it an amount on account of GST, it has enforced that right.

(b)	Each Tax Group Member:

(i)	is registered for GST;

(ii)	as far as the Vendors are aware, has complied with the GST Act; and

(iii)	as far as the Vendors are aware, has adequate systems established for it to ensure it complies with the GST Act.

(c)	So far as the Vendors are aware, each Tax Group Member has paid or accounted for all GST on supplies for which that entity was liable and has always remitted correct net amounts relating to GST to the Commissioner of Taxation. Further, each Tax Group Member has made supplies in respect of services that the Tax Group members considered to be ‘GST Free’ as defined by the GST Act, are GST Free.

(d)	So far as the Vendors are aware, there is no contract, agreement or arrangement requiring a Tax Group Member to supply anything where the consideration for the supply does not include an amount in respect of GST and that does not contain a provision enabling the Tax Group Member as supplier to recover from the other party to the contract, agreement or arrangement an amount equal to the amount of GST payable on the supply.

23.	INVESTMENT REPRESENTATIONS

23.1	Financial Objectives

The execution and delivery of this Agreement and the performance by each Business Warranty Vendor of its obligations under this Agreement:

(a)	are fully consistent with such Business Warranty Vendor’s financial needs, objectives and condition; and

(b)	are a fit, proper and suitable investment for such Business Warranty Vendor, notwithstanding the substantial risks inherent in investing in or holding the Consideration Shares.

23.2	Accredited Investor

Each Business Warranty Vendor is an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act).

Each Business Warranty Vendor:

(a)	is acquiring its portion of the Consideration Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Consideration Shares in any transaction in violation of the securities laws of the United States or any other securities law of any jurisdiction;

(b)	has been advised and understands that the Consideration Shares:

(i)	are being offered in a transaction not involving any public offering within the meaning of the Securities Act, or any “offer of securities to the public” within the meaning of the EU Prospectus Regulation or the UK Prospectus Regulation;

(ii)	are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable other securities law; and

(iii)	have not been registered under the Securities Act or any other securities law of any jurisdiction and, therefore, cannot be resold until such Consideration Shares are registered under the Securities Act and all other applicable securities laws, unless exemptions from registration are available; and

(c)	is aware that an investment in Holdings is a speculative investment and is subject to the risk of complete loss.

No Business Warranty Vendor has any contract, agreement or arrangement of any kind with any person to sell, transfer or grant participations to such person, or to any third party, with respect to the Consideration Shares in any transaction in violation of the securities laws of the United States or any applicable other securities law of any jurisdiction. Each Business Warranty Vendor acknowledges and agrees that it may dispose of the Consideration Shares only in compliance with, or pursuant to an exemption from, the Securities act and all applicable other securities laws, as then in effect. Each Business Warranty Vendor is a sophisticated investor, experienced in investing in securities transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and has exercised independent judgment in evaluating its participation in the Transaction. By reason of each Business Warranty Vendor’s business or financial experience, or by reason of the business or financial experience of such Business Warranty Vendor’s “purchaser representatives” (as that term is defined in Rule 501(h) under the Securities Act), the Vendors are capable of evaluating the risks and merits of an investment in Holdings and of protecting their interests in connection with this investment.

Each Business Warranty Vendor:

(a)	has carefully read and understands all materials provided by or on behalf of Holdings, Purchaser, the Company or their respective representatives to the Business Warranty Vendor or its representatives pertaining to an investment in Holdings and has consulted, as the Business Warranty Vendor has deemed advisable, with his, her or its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for the Business Warranty Vendor;

(b)	has had the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Holdings concerning the terms and conditions of the offering of the Consideration Shares and the merits and risks of investing in the Consideration Shares;

(c)	has conducted and completed its own independent due diligence with respect to the sale of the Consideration Shares,

(d)	has been afforded access to information about Holdings; and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and

(e)	is able to bear the economic risk of (x) holding the Consideration Shares for an indefinite period and (y) a total loss in respect of such investment.

Based upon such information as each Business Warranty Vendor has deemed appropriate, each Business Warranty Vendor has independently made its own analysis and decision to enter into this Agreement.

Each Business Warranty Vendor is located in Australia, and represents and warrants that it is a “sophisticated investor” within the meaning of section 708(8) of the Corporations Act).

23.3	Additional Acknowledgments

Each Business Warranty Vendor understands and agrees that no federal, state or other governmental agency has passed upon or endorsed the merits of the offering of the Consideration Shares or made any findings or determination as to the fairness of an investment in the Consideration Shares. Each Business Warranty Vendor acknowledges that the Consideration Shares may be subject to dilution for events not under the control of the Vendors. Each Business Warranty Vendor has completed its independent inquiry and has relied fully upon the advice of legal counsel, tax, accountant, financial and other representatives in determining the legal, tax, financial and other consequences of this Agreement and the Transaction and the suitability of this Agreement and the Transaction for the Vendors and their particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Holdings, Purchaser, the Company or their respective representatives.

Each Business Warranty Vendor acknowledges and agrees that, except as set forth in clause 16 and Schedule 3, no representations or warranties have been made by Holdings, Purchaser, the Company or any of their respective representatives, and that each Business Warranty Vendor has not been guaranteed or represented to by any person:

(a)	any specific amount or the event of the distribution of any cash, property or other interest in Holdings; or

(b)	the profitability or value of the Consideration Shares in any manner whatsoever.

The Business Warranty Vendors:

(a)	have been represented by counsel (or have had the opportunity to consult with independent counsel and has declined to do so);

(b)	have carefully read and fully understand this Agreement (including all schedules hereto) in its entirety and has had it fully explained to it, her or him by counsel;

(c)	are fully aware of the contents hereof and the meaning, intent and legal effect thereof; and

(d)	are competent to execute this Agreement and have executed this Agreement free from coercion, duress or undue influence.

Each Business Warranty Vendor hereby acknowledges and agrees that it will not, nor will any person acting at such Business Warranty Vendor’s direction or pursuant to any understanding with such Business Warranty Vendor, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the United States Securities Exchange Act of 1934, as amended, including all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage or other similar financing arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers, of any Holdings Ordinary Shares or the Consideration Shares until the consummation of the Transaction (or such earlier termination of this Agreement in accordance with its terms).

Each Business Warranty Vendor acknowledges that the Consideration Shares:

(a)	were not offered to it by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act; and

(b)	are not being offered to it in a manner involving a public offering under, or, to its knowledge, in a distribution in violation of, the Securities Act or any other applicable securities laws.

To each Business Warranty Vendor’s knowledge, no foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Holdings as a result of the Transaction such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Holdings from and after the Completion as a result of the Transaction.]

24.	DEFINITIONS

In this Schedule:

Asset Lease means a lease, hire purchase agreement, conditional purchase agreement or other hiring arrangement for an asset used in the Business and including any such arrangement entered into by a Company Group Member between the date of this Agreement and the Completion Date, but excludes the Lease.

Authorisation means any permit, approval, authorisation, consent, exemption, filing, licence, notarisation, registration, password or waiver however described and any renewal or variation to any of them.

Business IT means all Information Technology which is owned or used by the Company Group and/or which is used in connection with the Business as at the Completion Date.

Business Intellectual Property means:

(a)	any Intellectual Property Rights owned by a Company Group Member; and

(b)	the right to take action against third parties for infringement of those Intellectual Property Rights whether occurring before or after the date of this Agreement, but excluding the Third Party Intellectual Property.

Business Records means the originals and copies, in machine readable, electronic, printed or any other readable form, of all books, files, reports, records, accounts, registers, correspondence, documents, manuals and other material of or relating to or used in connection with the Company Group and/or the Business, including:

(c)	sales and purchasing records;

(d)	lists of all clients, suppliers and customers;

(e)	financial records and account including ledgers, journals and books of account;

(f)	trading records; and

(g)	records of wages, employment benefits and other payroll and personnel information in respect of Officers and Employees.

Contamination means the presence in, on or under land of a substance at a concentration above the concentration at which the substance is normally present in, on or under (respectively) land in the same locality.

Environment means all aspects of the surroundings of humans, whether affecting any human as an individual or in his or her social groupings.

Environmental Law means any law relating to the Environment.

Environmental Liability means liability under any Environmental Requirement to undertake any action or to pay any compensation, fine or penalty.

Environmental Requirement means a law (including an Environmental Law), direction or requirement of a Government Agency about, or a claim for damages in respect of, the Environment, planning, building or local government and, without limitation, includes a law, direction, requirement or claim about:

(a)	land use and development;

(b)	heritage preservation and protection or conservation of natural or cultural resources;

(c)	pollution;

(d)	waste or chemical disposal;

(e)	toxic or hazardous substances; or

(f)	allocation, development or exploitation of natural resources.

Fixed Asset Register means the list of Tangible Assets used in the Business as set out in Schedule 6.

Information Technology means computer systems, communication systems, software, hardware (including peripherals and storage media), networks and communications links and data stored on or processed by the foregoing.

Intellectual Property Rights means all present and future industrial or intellectual property rights throughout the world conferred under statute, common law or equity in or in relation to all inventions (including patents), formulae, databases, trademarks, business names, trade names, domain names, brands, trade secrets, copyright, Know-How, processes, procedures, customer lists, strategy documentation, business plans, processes and methods, and other confidential information and all information technology whether or not registrable, registered or patentable. These rights include: (a) all rights in all applications to register these rights; (b) all renewals and extensions of these rights; and (c) all rights in the nature of these rights, excluding moral rights.

Know-How means all technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes, formulae, materials, expertise and other technology applicable to compounds, formulations, compositions, products or to their manufacture, development, registration, use or commercialization or methods of assaying or testing them or processes for their manufacture, formulations containing them, compositions incorporating or comprising them and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes, formulae, expertise and information, regulatory filings and copies thereof, relevant to the development, manufacture, use or commercialization of and/or which may be useful in studying, testing, development, production or formulation of products, or intermediates for the synthesis thereof.

NES means the National Employment Standards set out in Part 2-2 of the Fair Work Act 2009 (Cth).

Plant and Equipment means the plant, equipment, machinery, furniture, computer and communications hardware, fixtures, fittings and motor vehicles used in or forming part of the Business as at the Completion Date, including all work-in-progress, components, Consumables and tools for any of those things.

Related Party has the meaning given in section 228 of the Corporations Act.

Securities Act means the United States Securities Act of 1933, as amended.

Security Interest has the meaning given to that term in section 51A of the Corporations Act.

SGA means the Superannuation Guarantee (Administration) Act 1992 (Cth).

Tangible Assets means the Plant and Equipment and assets leased or hired under the asset leases.

Third Party Intellectual Property means any Intellectual Property Rights used by a Company Group Member in the conduct of the Business that are owned by a third party.

Tax Group Member means any member of the Company Group Member and any Deregistered Company.

Part C: Walsh Warranties

1.	CAPACITY

Walsh has full power and capacity to enter into and perform his obligations under this Agreement (as guarantor of the Walsh Guaranteed Obligations), and the obligations of Walsh under this Agreement (as guarantor of the Walsh Guaranteed Obligations) are valid and binding and enforceable against him in accordance with their terms.

2.	AUTHORISATIONS

Walsh has obtained, or will before Completion obtain, all necessary authorisations for the execution, delivery and performance by Walsh of this Agreement (as guarantor of the Walsh Guaranteed Obligations) in accordance with its terms.

3.	NO LEGAL IMPEDIMENT

The execution, delivery and performance by Walsh of this Agreement (as guarantor of the Walsh Guaranteed Obligations) does not constitute a breach of any law or obligation, or cause or result in a default under any agreement, or Encumbrance, by which he is bound and that would prevent him from entering into and performing its obligations under this Agreement (as guarantor of the Walsh Guaranteed Obligations).

4.	NO TRUST

Walsh enters into and performs this Agreement (as guarantor of the Walsh Guaranteed Obligations) on his own account and not as trustee or nominee of any other person.

5.	SOLVENCY

(a)	Walsh is not the subject of an Insolvency Event and, so far as Walsh is aware, there are no circumstances that justify Walsh being the subject of an Insolvency Event.

(b)	Walsh is able to pay his debts as and when they fall due. Walsh is not taken under applicable laws to be unable to pay his debts and has not stopped or suspended, or threatened to stop or suspend, payment of all or a class of his debts.

Schedule 3 – PURCHASER warranties

Part A: Purchaser Warranties

1.	CAPACITY

The Purchaser has full power and capacity to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement, and the obligations of the Purchaser under this Agreement are valid and binding and enforceable against it in accordance with their terms.

2.	AUTHORISATIONS

The Purchaser has obtained, or will before Completion obtain, all necessary authorisations for the execution, delivery and performance by the Purchaser of this Agreement in accordance with its terms.

3.	NO LEGAL IMPEDIMENT

The execution, delivery and performance by the Purchaser of this Agreement:

(a)	complies with its constitution or other constituent documents; and

(b)	does not constitute a breach of any law or obligation, or cause or result in a default under any agreement, or Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this Agreement.

4.	INCORPORATION

The Purchaser is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

5.	WHOLLY OWNED SUBSIDIARY AND ULTIMATE PARENT COMPANY

As at Completion, the Purchaser is a wholly owned subsidiary of Holdings and Holdings is the ultimate holding company of the Purchaser as that term is defined in section 124-780(7) of the ITAA 1997.

6.	TAX

As at the date of the Agreement and at Completion, the Purchaser is a “company” for Australian tax purposes and is not a foreign hybrid company in accordance with section 830-15 of the ITAA 1997.

7.	NO TRUST

The Purchaser enters into and performs this Agreement on its own account and not as trustee or nominee of any other person.

8.	SOLVENCY

(a)	The Purchaser is not the subject of an Insolvency Event and, so far as the Purchaser is aware, there are no circumstances that justify the Purchaser being the subject of an Insolvency Event.

(b)	The Purchaser is able to pay its debts as and when they fall due. The Purchaser is not taken under applicable laws to be unable to pay its debts and has not stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

9.	AWARENESS OF CLAIM

At the date of this Agreement, the Purchaser is not aware of anything which gives rise to a breach by a Vendor of a Vendor Warranty or a Claim (including a Tax Claim).

10.	ABILITY TO FINANCE

Subject to the satisfaction of the Condition in clause 2.1(a), the Purchaser will be able to fund the Consideration when required under this Agreement.

Part B: Purchaser Guarantor Warranties

1.	CAPACITY

The Purchaser Guarantor has full power and capacity to enter into and perform its obligations under this Agreement (as guarantor of the Purchaser Guaranteed Obligations), and the obligations of the Purchaser Guarantor under this Agreement (as guarantor of the Purchaser Guaranteed Obligations) are valid and binding and enforceable against it in accordance with their terms.

2.	AUTHORISATIONS

The Purchaser Guarantor has obtained, or will before Completion obtain, all necessary authorisations for the execution, delivery and performance by the Purchaser Guarantor of this Agreement (as guarantor of the Purchaser Guaranteed Obligations) in accordance with its terms.

3.	NO LEGAL IMPEDIMENT

The execution, delivery and performance by the Purchaser Guarantor of this Agreement:

(a)	complies with its constitution or other constituent documents; and

(b)	does not constitute a breach of any law or obligation, or cause or result in a default under any agreement, or Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this Agreement (as guarantor of the Purchaser Guaranteed Obligations).

4.	INCORPORATION

The Purchaser Guarantor is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

5.	NO TRUST

The Purchaser Guarantor enters into and performs this Agreement (as guarantor of the Purchaser Guaranteed Obligations) on its own account and not as trustee or nominee of any other person.

6.	SOLVENCY

(a)	The Purchaser Guarantor is not the subject of an Insolvency Event and, so far as the Purchaser Guarantor is aware, there are no circumstances that justify the Purchaser Guarantor being the subject of an Insolvency Event.

(b)	The Purchaser Guarantor is able to pay its debts as and when they fall due. The Purchaser Guarantor is not taken under applicable laws to be unable to pay its debts and has not stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

Schedule 4 – PERMITTED ENCUMBRANCES

(a)	Any Encumbrance granted by a Company Group Member over property sold to the Company Group Member in the ordinary course of ordinary business on retention of title terms while the money secured by the retention of title is not due for payment;

(b)	an Encumbrance in connection with;

(i)	a transfer of an account or chattel paper (each as defined in the PPSA);

(ii)	a commercial consignment as defined under the PPSA; and

(iii)	a PPS lease as defined under the PPSA,

to the extent that the transaction does not secure payment or performance of an obligation;

(c)	any other Encumbrance which otherwise arises by operation of law in the ordinary course of ordinary business; and

(d)	includes all registrations listed on the PPS Register (being historical registrations or registrations of the nature described above) as at the date which is 1 Business Day prior to the date of this Agreement.

Schedule 5 – employees

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Schedule 6 – FIXED Asset register

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Schedule 7 – DATA ROOM index

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Schedule 8 – Calculation of RetainED Cash Assets

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Schedule 9 – Restrictions on dealing with consideration shares

1.	Dealing restrictions on Consideration Shares

1.1	Restrictions

Subject to clause 1.2 of this Schedule 9, during the Restriction Period, the Restricted Vendors will not do (and will procure that any nominee nominated under clause 4.1(c)) to receive their respective Consideration Shares does not do) any of the following:

(a)	dispose of, transfer or assign (including assigning rights in or beneficial ownership of) any Consideration Shares, or agree or offer to do any of those things;

(b)	create, or agree or offer to create, any Security Interest in any Consideration Shares; or

(c)	do, or omit to do, any act if the act or omission would have the effect of transferring effective ownership or control of any Consideration Shares.

The Parties acknowledge that, during the Restriction Period, the power to exercise, or control the exercise of, a right to vote attached to a Consideration Share will not be affected.

1.2	Exceptions to the Escrow

(a)	The Restricted Vendors (and any nominee nominated to hold their respective Consideration Shares) may during the Restriction Period:

(i)	indicate that it will accept an offer to buy or transfer;

(ii)	agree to transfer or sell; and

(iii)	transfer or sell,

any Consideration Shares to a bidder pursuant to a takeover offer for all or materially all of the Holdings Ordinary Shares listed on the NYSE. The Restricted Vendors acknowledge and agree that the provisions of this Schedule will continue to apply to the Consideration Shares in the event that such takeover offer does not become unconditional.

(b)	The Consideration Shares may be transferred or cancelled during the Restriction Period as part of a scheme of arrangement involving the acquisition of all or materially all of the Holdings Ordinary Shares listed on the NYSE.

2.	EMPLOYEE TRADING RESCRICTIONS

Each Management Vendor Representative acknowledges and agrees that they will be subject to Holdings’ Share Dealing and Insider Trading Policy (forming part of its Code of Conduct) and any restrictions on dealing with securities set out any employment agreements entered into between them and the Purchaser.

3.	DEFINITIONS

In this Schedule:

Restriction Period means the period of 6 months commencing on the Completion Date.

Restricted Vendors means the Management Vendors and Timothy Paul Arundel Newton.